


SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2007
WASH. D.C. 210 SECTION



Argan, Inc.

Argan, Inc.
One Church Street
Suite 401
Rockville, MD 20850
301-315-0027
fax 301-315-0064
www.arganinc.com

Dear Fellow Shareholders,

I am very pleased to report to you results for our fiscal year ended January 31, 2007. Unquestionably, it was a transformative year for Argan. In December, we completed the acquisition of Gemma Power, a rare opportunity for our shareholders that reconstituted the composition of our revenues and improved the growth and profitability of our business. Additionally, our telecom infrastructure and nutritional products subsidiaries contributed revenue growth and EBITDA.

Transformative Acquisition Positions Argan To Benefit From Long-Term Build Out Of Renewable Energy Plants

In December, we completed our merger with Gemma Power Systems, LLC. This was a very exciting acquisition for Argan and its shareholders. Gemma, headquartered near Hartford, CT, is a leading powerplant builder with expertise in the rapidly growing alternative fuel industry, including biodiesel, ethanol and other power energy systems. The Company provides the full range of development, consulting, engineering, procurement, construction, commissioning, and operation services for this market. Customers include public utilities, independent power project owners, municipalities, and public institutions.

This merger substantially increased our revenue, enhanced our cash flow and positioned us for profitability. Gemma's robust backlog is the result of its excellent reputation in the power industry and its focus on the high growth alternative power sector. The principals of Gemma, Joel Canino and Bill Griffin, are very well respected in their field and we welcome them and their employees to Argan.

One attribute that attracted us to Gemma was their technology agnostic approach. The alternative energy market is evolving quickly with the introduction of many different types of renewable energy. Gemma has the capability to build virtually any type of power plant, whether it is a 108 million gallons/year ethanol production facility in Nebraska or a 40 million gallons/year biodiesel plant in Houston. Hence, we are not dependent upon one particular type of renewable energy. Rather, we will benefit from the long-term increase in the number of new power plants; growth that will be driven by the economic viability of renewable energy, government mandates, and environmental benefits.

The purchase price of Gemma was $25 million, with 55% of the transaction being paid in stock and 45% in cash. This purchase price was attractive given the earnings power of Gemma because the founders saw the prospect of creating value by being part of a public company. In conjunction with the signing of the merger, we closed a private placement of 2.9 million common shares with institutional investors including: Allen & Company, LLC and some of its affiliates; Main Street Resources; Perennial Investors, LLC; Richard L. Scott Investments, LLC; and Whitney Green River Fund.

Southern Maryland Cable and Vitarich Laboratories Both Show Double Digit Growth

In addition to Gemma, our two other businesses experienced substantial revenue growth for the year.

Southern Maryland Cable saw dramatic growth for the year. This subsidiary provides inside plant, premise wiring services primarily to the Federal Government including military installations and government office sites requiring high level government security. This is a very attractive business with high barriers to entry due to the stringent requirements of the Federal Government. Revenues increased 33% for the year at this subsidiary primarily because of higher revenue from our business with EDS and Verizon. We plan to expand more aggressively into the commercial sector with customers who regularly need upgrades in their premise wiring systems to accommodate improvements in security, telecommunications and network capabilities.

Our nutraceutical business, Vitarich Laboratories, contributed $20.9 million in revenues for the year. Vitarich is a farm to market, vertically integrated private label manufacturer that designs, manufactures, packages and distributes premium nutraceutical products, including nutritional and whole food dietary supplements and the other personal healthcare products. The more than $150 billion health and wellness industry is vast and growing. Vitarich is well positioned to capitalize on the public focus on nutrition and to actively grow its customer base through distribution channels that include network marketing companies, health food store chains, major retailers, electronic television retailers, and mail order supplement companies.

Financial Performance

Our net sales for the year were $68.9 million compared to $28.5 million for the year ended January 31, 2006. While only consummated in December 2006, Gemma Power contributed $33.7 million in revenues for the year. Given the fact that Gemma has quickly become our largest revenue contributor, pro forma figures calculated as if the acquisition of Gemma had been completed as of February 1, 2005 best reflect the ongoing business of Argan.

Total pro forma sales for the year were $169.6 million compared to $77 million for the previous year. We saw double digit revenue improvement at all three of our subsidiaries. The increase in pro forma net sales at Gemma was primarily due to increased sales from a new project started during the year, an ethanol facility at Carleton, Nebraska, and from fees related to additional work done on Roseville, CA, an electric generation facility for a local municipality. Net sales of our nutraceutical products were $20.9 million for the year, an increase of 18%. This was essentially the result of increased sales to two of our largest customers, as well as the addition of ten new customers during the year. Finally, revenues at our telecommunications infrastructure services division increased 33% to $14.5 million because of increased revenues generated from services to two of our largest customers.

While revenues performed exceptionally well, our pro forma gross margins decreased to 10% from 15% in the prior year. Gemma's mix of contracts for work performed during fiscal 2007 and 2008 yield a blended gross margin of less than 10%. With Gemma's low general and administrative costs, we expect strong cash flows in fiscal 2008. The nutraceutical products division experienced a decrease in gross margin related to increased labor and overhead costs. We believe that the nutraceutical products division is poised for improved margins in fiscal 2008. Our pro forma selling, general and administrative expenses slightly offset the lower gross margins, decreasing to 8% of pro forma sales compared to 13% last year due to the significant increase in revenues for the year with the Gemma acquisition. Finally, we reported a pro forma income from operations was $4.5 million compared to a loss of $4.5 million in the previous year.

We enter fiscal 2008 with a significantly improved balance sheet, predominantly as a result of our acquisition of Gemma. Working capital increased to $12.1 million from $1.5 million at January 31, 2006. Furthermore, cash and cash equivalents increased to $25.4 million from $5,000 the previous year.

Finally, our capital structure remains tight. With just over 11 million shares outstanding, we are well positioned to maximize earnings per share as we head into fiscal 2008.

As we look forward to fiscal 2008, we are extremely excited about the opportunities that lay before us. Gemma's robust backlog of over $200 million at the time of acquisition provides good visibility to profitable growth in fiscal 2008. Furthermore, Southern Maryland Cable and Vitarich expect to demonstrate strong revenue performance. I would like to thank all of our employees for their hard work and dedication, and our shareholders for your support. I look forward to reporting continued positive results for this upcoming year and beyond.

Sincerely,



Rainer Bosselmann
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[x] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended January 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 001-31756

ARGAN, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	13-1947195
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One Church Street, Suite 401, Rockville, Maryland	20850
(Address of Principal Executive Offices)	(Zip Code)

301-315-0027
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each Class	Name of Each Exchange on Which Registered
Common Stock, $0.15 par value	Boston Stock Exchange

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

State issuer's revenues for its most recent fiscal year: $68,867,000

The aggregate market value of the Common Stock held by non-affiliates of the Registrant was approximately $22,864,000 as of April 23, 2007, based upon the closing price on the NASDAQ Electronic Bulletin Board System reported for such date. Shares of Common Stock held by each Officer and Director and by each person who owns 5% or more of the outstanding Common Shares have been excluded because such persons may be deemed to be affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock outstanding as of April 23, 2007: 11,094,012

DOCUMENTS INCORPORATED BY REFERENCE

None

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

ARGAN, INC.
2007 FORM 10-KSB ANNUAL REPORT
TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Argan, Inc. ("AI," "the Company" or "we") provides a broad range of engineering, procurement and construction services to the power industry, telecommunications infrastructure services, and manufacturing and distribution of nutritional supplements. We conduct our operations through our wholly owned subsidiaries, Gemma Power Systems, LLC ("GPS LLC"), Gemma Power, Inc., ("GPI") and Gemma Power Systems California, Inc. ("GPS-California") (collectively referred to as, "GPS"), Southern Maryland Cable, Inc. (SMC) and Vitarich Laboratories, Inc. (VLI) that we acquired in, December 2006, July 2003 and August 2004, respectively.

Power Industry Services

Through GPS, we provide a full range of development, consulting, engineering, procurement, construction, commissioning, operating and maintenance services to the energy market for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry.

We plan to participate in the rapidly growing alternative fuel industry, including biodiesel, ethanol and other power energy systems. We provide engineering, procurement and construction services to the owners of alternative power energy systems.

We intend to emphasize our expertise in the alternative fuel industry as well as our proven track record developing facilities and services for traditional power energy systems. We believe that we are uniquely positioned to assist in the development and delivery of innovative renewable energy solutions as world energy needs grow and efforts to combat global warming increase.

Telecom Infrastructure Services

Through SMC, we provide telecommunications infrastructure services. We currently provide inside plant and premise wiring services to the Federal Government and have plans to expand that work to commercial customers who regularly need upgrades in their premise wiring systems to accommodate improvements in security, telecommunications and network capabilities.

We continue to participate in the expansion of the telecommunications industry by working with various telecommunications providers. We are actively pursuing contracts with a wide variety of telecommunications providers. We provide maintenance and upgrade services for their outside plant systems that increase the capacity of existing infrastructure. We also provide outside plant services to the power industry by providing maintenance and upgrade services to utilities.

We intend to emphasize our high quality reputation, outstanding customer base and highly motivated work force in competing for larger and more diverse contracts. We believe that our high quality and well maintained fleet of vehicles and construction machinery and equipment is essential to meet customers' needs for high quality and on-time service. We are committed to invest in our repair and maintenance capabilities to maintain the quality and life of our equipment. Additionally, we invest annually in new vehicles and equipment.

Nutritional Products

Through Vitarich, we are dedicated to providing research, development, manufacturing and distribution of premium nutritional supplements, whole-food dietary supplements and personal care products. Our customers include health food store chains, mass merchandisers, network marketing companies, pharmacies and major retailers.

We intend to enhance our position in the fast growing global nutrition industry through our innovative product development and research. We believe that we will be able to expand our distribution channels by providing continuous quality assurance and by focusing on timely delivery of superior nutraceutical products.

Holding Company Structure

We intend to make additional acquisitions and/or investments. We intend to have more than one industrial focus and to identify those companies that are in industries with significant potential to grow profitably both internally and through acquisitions. We expect that companies acquired in each of these industrial groups will be held in separate subsidiaries that will be operated in a manner that best provides cashflow and value for Argan.

We are a holding company with no operations other than our investments in GPS, SMC and Vitarich. At January 31, 2007, there were no restrictions with respect to intercompany payments from GPS, SMC and VLI to Argan.

We were organized as a Delaware corporation in May 1961. On October 23, 2003, our shareholders approved a plan providing for the internal restructuring of the Company whereby we became a holding company, and our operating assets and liabilities relating to our Puroflow Incorporated ("Puroflow") business were transferred to a newly-formed, wholly owned subsidiary. The subsidiary then changed its name to "Puroflow Incorporated" and we changed our name from Puroflow Incorporated to "Argan, Inc."

On October 31, 2003, pursuant to a certain Stock Purchase Agreement ("Stock Purchase Agreement"), we completed the sale of Puroflow to Western Filter Corporation (WFC) for approximately $3.5 million in cash, of which $300,000 is being held in escrow to indemnify WFC from losses if a breach of the representations and warranties made by us pursuant to that sale should occur. During the twelve months ended January 31, 2005, WFC asserted that the Company and its executive officers breached certain representations and warranties under the Stock Purchase Agreement. On March 15, 2007, the District Court granted the Company and its executive officers' motion for summary judgment, thereby dismissing WFC's lawsuit against the Company and its executive officers in its entirety. WFC has appealed this decision (Discussed further in Item 3 below).

Merger of Gemma Power Systems, LLC and its affiliates

On December 8, 2006 (Closing Date), pursuant to Agreements and Plans of Merger the Company acquired GPS, which provides a full range of development, consulting, engineering, procurement, construction, commissioning, operating and maintenance services to the power energy market for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry. The results of operations for GPS have been included in the Company's consolidated financial statements since the Closing Date.

The acquisition purchase price was $31.1 million, consisting of $10.9 million in cash and $20.2 million from the issuance of 3,666,667 shares of AI common stock, with a fair market value at the closing date, of $5.50 per share (The Company used a $3.75 per share value in negotiating the purchase price with the former owners of GPS). The purchase price was funded by a new $8.0 million secured 4-year term loan which carries an interest rate of LIBOR plus 3.25% (as discussed below). In addition, the Company raised $10.7 million through the private offering of 2,853,335 shares of AI common stock at a purchase price of $3.75 per share (as discussed below). Pursuant to the acquisition agreement $12.0 million was deposited into an escrow account. Of this amount, $10.0 million secures a letter of credit to support the issuance of bonding (as discussed below) and the remaining amount for the payment of up to $2.0 million of additional purchase price payable if, for the twelve months ended December 31, 2007, the earnings of GPS before interest, taxes, depreciation and amortization ("EBITDA") adjusted for AI's corporate overhead charge, is more than $12.0 million.

Private Sales of Stock in 2006

On December 8, 2006, the Company completed a private offering of 2,853,335 shares of common stock at a price of $3.75 per share for aggregate proceeds of $10.7 million. The proceeds were used towards the purchase of GPS (as discussed above). Two of the investors, MSRI SBIC, L.P. ("MSRI") and MSR Fund II, L.P., which acquired 92,793 and 440,540 shares in the offering, respectively, are controlled by Daniel Levinson, a director of the Company. Two other investors, Allen & Company LLC and Allen SBH Investments, LLC which acquired 80,000 and 266,667 shares in the offering, respectively, are affiliates of James Quinn, a director of the Company. In addition, James Quinn acquired 26,667 shares for his own account.

On May 4, 2006, the Company completed a private offering of 760,000 shares of common stock at a price of $2.50 per share for aggregate proceeds of $1.9 million. The Company used $1.8 million of the proceeds to pay down an equal notional amount of the subordinated note due Kevin Thomas. The remainder of the proceeds were used for general corporate purposes. Allen SBH and James Quinn acquired 120,000 and 40,000 shares in the offering, respectively. In addition, MSRI acquired 240,000 shares in the offering.

Amendment of Financing Arrangements

On December 11, 2006, Argan amended its financing arrangements with the Bank of America (Bank). The new financing arrangement includes an amended 3-year term loan for VLI in the amount of $1.4 million with interest at LIBOR plus 3.25%. The original term loan was in the amount of $1.5 million with interest at LIBOR plus 3.45%, pursuant to an amendment dated May 2006. On August 31, 2006, the Company borrowed $1.5 million under the 3-year Term Loan and paid the remaining principal and interest due on the subordinated note with Thomas. The amended financing arrangements also provide for a new 4-year term loan used in the acquisition of GPS in the amount of $8.0 million with interest at LIBOR plus 3.25% ($2.0 million of this loan was deposited in escrow with the Bank, as discussed above) and a revolving loan with a maximum amount of $4.25 million available until May 31, 2008, with interest at LIBOR plus 3.25%.

The Company may obtain standby letters of credit from the Bank in the ordinary course of business not to exceed $10.0 million for security bonding. On December 11, 2006, the Company pledged $10.0 million to the Bank to secure a standby letter of credit issued by the Bank on behalf of Argan for the benefit of Travelers Casualty and Surety Company of America in connection with the $200.0 million bonding facility provided to GPS.

The financing arrangements provide for the measurement at the Company's fiscal year end and at each of the Company's fiscal quarter ends (using a rolling 12-month period) of certain financial covenants including requiring that the ratio of total funded debt to EBITDA not to exceed 2.25 to 1 for the year ended January 31, 2007 and not to exceed 2 to 1 for future quarters, requiring a fixed charge coverage ratio of not less than 1.25 to 1, and requiring the ratio of senior funded debt to EBITDA not to exceed 1.75 to 1 for the year ended January 31, 2007 and not to exceed 1.50 to 1 for future quarters. The Bank's consent continues to be required for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements.

The amended financing arrangement contains a subjective acceleration clause which allows the Bank to declare amounts outstanding under the financing arrangements due and payable if certain material adverse changes occur. The Company believes that it will continue to comply with its financial covenants under the financing arrangements. If the Company's performance does not result in compliance with any of its financial covenants, or if the Bank seeks to exercise its rights under the subjective acceleration clause referred to above, the Company would seek to modify its financing arrangements, but there can be no assurance that the Bank would not exercise their rights and remedies under the financing arrangements including accelerating payment of all outstanding senior debt due and payable.

At January 31, 2007, the Company was in compliance with the covenants of its amended financing arrangements.

Competition

GPS competes with numerous, well capitalized private and public firms in the construction and engineering services industry. Competitors include SNC Lavalin, a diversified Canadian construction and engineering firm with over 12,000 employees generating over $5.0 billion in revenues; Emcor Group, Inc., a provider of mechanical and electrical construction and facilities services internationally with over 26,000 employees and over $5.0 billion in revenue; Fluor Corp., an international engineering, procurement, construction and maintenance company with over 22,000 employees and over $14 billion in revenues; and Shaw Group, a diversified firm providing consulting, engineering, construction and facilities management services to an international clientele with over $4.0 billion in annual revenues.

Other large competitors in this industry include Washington Group, Granite Corp., Foster Wheeler and Perini Corp.

SMC operates in the fragmented and competitive telecom and infrastructure services industry. We compete with service providers ranging from small regional companies, which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national contractors. We believe that we compete favorably with the other companies in the telecom and utility infrastructure services industry.

The market for nutritional products is highly competitive. Our direct competition consists primarily of publicly and privately owned companies which tend to be highly fragmented in terms of both geographical market coverage and product categories. These companies compete with us on different levels in the development, manufacture and marketing of nutritional supplements. Many of these companies have broader product lines and larger sales volume, are significantly larger than us, have greater name recognition, financial, personnel, distribution and other resources than we do and may be better able to withstand volatile market conditions. There can be no assurance that our customers and potential customers will regard our products as sufficiently distinguishable from competitive products. Our inability to compete successfully would have a material adverse effect on our business.

Materials

Concurrent with the engineering and construction of biodiesel and ethanol production facilities and power energy systems, we procure materials on behalf of our customers. Although we are not dependent upon any one source for materials that we use to complete the project, we may experience pricing and availability pressures with respect to key components of the project. In the rapidly growing alternative energy industry as well as in the traditional power energy systems industry, materials are becoming increasingly expensive and not always available when needed. We are not currently experiencing difficulties in procuring the necessary materials for our contracted projects. We cannot guarantee that in the future there will not be unscheduled delays in the delivery of ordered materials and equipment.

Generally, our telecom infrastructure services customers supply most or all of the materials required for a particular contract and we provide the personnel, tools and equipment to perform the installation services. However, with respect to a portion of our contracts, we may supply part or all of the materials required. In these instances, we are not dependent upon any one source for the materials that we customarily utilize to complete the job. We are not presently experiencing, nor do we anticipate experiencing, any difficulties in procuring an adequate supply of materials.

Raw materials used in VLI's products consist of nutrient powders, excipients, adaptogens, empty capsules and necessary components for packaging and distribution of finished nutritional and whole-food dietary supplements and personal care products.

We purchase the raw materials and empty capsules from manufacturers in the United States and foreign countries. Although we purchase raw materials from reputable suppliers, we continuously evaluate samples, certificates of analysis, material safety data sheets and the support research and documentation of both active and inactive ingredients. We have not experienced difficulty in obtaining adequate sources of supply, and generally a number of suppliers are available for most raw materials. Although we cannot assure that adequate sources will continue to be available, we believe we should be able to secure sufficient raw materials in the future.

Research and Development Expenditures

Research and development is a key component of VLI's business development efforts. VLI develops product formulations for its customers. VLI focuses its research and development capabilities particularly on new and emerging raw materials and products. Research and development expenses relate primarily to VLI's proprietary formulations and are expensed as incurred. The Company recorded $153,000 and $90,000 of research and development expenses during the years ended January 31, 2007 and 2006, respectively.

Customers

AI's largest customers for the fiscal year ended January 31, 2007 included three power industry services customers, ALTRA Nebraska, LLC (ALTRA), Roseville Energy Park (REP) and Green Earth Fuels of Houston, LLC (GEF); two nutraceutical customers, TriVita Corporation (TVC) and Rob Reiss Companies (RRC); and three telecommunication customers, Electronic Data Systems (EDS), Southern Maryland Electric Cooperative (SMECO) and Verizon Communications (VZ). ALTRA, REP, TVC, EDS, GEF, RRC, VZ and SMECO accounted for 29%, 9%, 9%, 7%, 7%, 6%, 6% and 5% of consolidated net sales for the year ended January 31, 2007. TVC, SMECO, RRC, General Dynamics Corp. (GD), CyberWize.com, Inc. (C), Orange Peel Enterprises (OPE) and VZ accounted for 21%, 12%, 12%, 7%, 6%, 6% and 6%, respectively of consolidated net sales for the year ended January 31, 2006.

Backlog

At January 31, 2007, we had a backlog of $171.3 million to perform power industry services, $4.3 million for manufacturing nutraceutical products and $6.5 million to perform telecom infrastructure services in the next year. At January 31, 2006, we had a backlog of $3.7 million for manufacturing nutraceutical products and $6.3 million to perform telecom infrastructure services during fiscal year 2007.

Regulation

Our power industry services and telecom infrastructure services operations are subject to various federal, state and local laws and regulations including: licensing for contractors; building codes; permitting and inspection requirements applicable to construction projects; regulations relating to worker safety and environmental protection; and special bidding, procurement and security clearance requirements on government projects. Many state and local regulations governing construction require permits and licenses to be held by individuals who have passed an examination or met other requirements. We believe that we have all the licenses required to conduct our operations and that we are in substantial compliance with applicable regulatory requirements. Our failure to comply with applicable regulations could result in substantial fines or revocation of our operating licenses.

The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (FDA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Environmental Protection Agency, and also by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA, pursuant to the Federal Food, Drug and Cosmetic Act (FDCA), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of dietary supplements, including vitamins, minerals and herbs, and of over-the-counter (OTC) drugs, while the FTC has jurisdiction to regulate advertising of these products, and the Postal Service regulates advertising claims with respect to such products sold by mail order. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. Our inability to comply with these federal regulations may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

In addition, our products are also subject to regulations under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs.

Safety, Risk Management, Insurance and Performance Bonds

We are committed to ensuring that our power industry and telecom infrastructure services and nutraceutical products and employees perform their work in a safe environment. We regularly communicate with our employees to promote safety and to instill safe work habits. GPS and SMC each have an experienced full time safety director committed to ensuring a safe work place, compliance with applicable contracts, insurance and local and environmental laws.

Contracts in the power industry and telecom infrastructure services industry which we serve may require performance bonds or other means of financial assurance to secure contractual performance. If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers. We have a $10.0 million irrevocable letter of credit in place as collateral to support $200.0 million of backlog for bonding purposes. See further discussion in Note 9 of the accompanying financial statements.

Employees

At January 31, 2007, we had approximately 525 employees, all of whom were full-time. Of these employees, approximately 190 are represented by various labor unions in the state of California. We believe that our employee relations are good.

Materials Filed with the Securities and Exchange Commission

The public may read any materials that we file with the Securities and Exchange Commission (SEC) at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at **http://www.sec.gov**. We maintain a website on the Internet at www.arganinc.com.

Information on our website is not incorporated by reference into this report.

Copies of the Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission are available without charge upon written request to:

Corporate Secretary
Argan, Inc.
Suite 401
One Church Street
Rockville, Maryland 20850
(301) 315-0027

Risk Factors

You should carefully consider the following risk factors before making an investment decision. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

General Risks Relating to our Company

Our officers and directors have limited experience in managing our business and, as a result, may be unsuccessful in doing so.

In April 2003, Rainer H. Bosselmann became Chairman and Chief Executive Officer, H. Haywood Miller, III became Executive Vice President and Arthur F. Trudel became our Senior Vice President and Chief Financial Officer. Upon consummation of the private placement in April 2003, four of our directors resigned and were replaced by Mr. Bosselmann and three new directors designated by Mr. Bosselmann (DeSoto S. Jordan, James W. Quinn and Daniel A. Levinson). In addition, in June 2003, Peter L. Winslow was elected by the Board of Directors to fill a vacancy, and in October, 2003, W.G. Champion Mitchell was elected to our Board of Directors at our 2003 Annual Meeting. On April 7, 2006, Mr. Miller resigned his position with us. Although Messrs. Bosselmann, Trudel, Jordan, Quinn, Levinson, Winslow and Mitchell have experience as executive officers and directors of other public companies, they have limited experience in managing our business and, as a result, may be unsuccessful in doing so.

Purchasers of our common stock will be unable to evaluate future acquisitions and/or investments.

We completed our acquisition of Gemma in December 2006. Prior to our acquisition of Gemma, we acquired Vitarich in August 2004 and SMC in July 2003. Accordingly, purchasers of our common stock may be unable to evaluate the business, prospects, operating results, management or other material factors relating to future acquisitions and/or investments that we make. In addition, there can be no assurance that future acquisitions will occur, or if they occur, will be beneficial to us and our stockholders.

We may be unsuccessful at integrating companies that we acquire.

We may not be able to successfully integrate companies that we acquire with our other operations without substantial costs, delays or other operational or financial problems. Integrating acquired companies involves a number of special risks which could materially and adversely affect our business, financial condition and results of operations, including:

- failure of acquired companies to achieve the results we expect;
- diversion of management's attention from operational matters;
- difficulties integrating the operations and personnel of acquired companies;

- inability to retain key personnel of acquired companies;
- risks associated with unanticipated events or liabilities;
- the potential disruption of our business; and
- the difficulty of maintaining uniform standards, controls, procedures and policies.

If one of our acquired companies suffers customer dissatisfaction or performance problems, the reputation of our entire company could be materially and adversely affected. In addition, future acquisitions could result in issuances of equity securities that would reduce our stockholders' ownership interest, the incurrence of debt, contingent liabilities, deferred stock based compensation or expenses related to the valuation of goodwill or other intangible assets and the incurrence of large, immediate write-offs.

We may not be able to raise additional capital and, as a result, may not be able to successfully execute our business plan.

We will need to raise additional capital to finance future business acquisitions and/or investments. Additional financing may not be available on terms that are acceptable to us or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced. Additionally, these securities might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds are not available on terms acceptable to us, our ability to finance future business acquisitions and/or investments and to otherwise pursue our business plan would be significantly limited.

We cannot readily predict the timing, size and success of our acquisition efforts and therefore the capital we will need for these efforts. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. When we seek additional debt or equity financings, we cannot be certain that additional debt or equity will be available to us at all or on terms acceptable to us.

We may not be able to comply with certain of our debt covenants, which as a result, may interfere with our ability to successfully execute our business plan.

We are borrowing funds from a lender. We must be in compliance with certain debt covenants in order to draw on these loans. We are currently in compliance with our debt covenants, but there can be no assurance that we will continue to be in compliance. If we are not in compliance, we will not have adequate liquidity to successfully execute our business plan.

We may be unsuccessful at generating internal growth.

Our ability to generate internal growth will be affected by, among other factors, our success in:

- expanding the range of services and products we offer to customers to address their evolving needs;
- attracting new customers;
- hiring and retaining employees; and
- reducing operating and overhead expenses.

Many of the factors affecting our ability to generate internal growth may be beyond our control. Our strategies may not be successful and we may not be able to generate cash flow sufficient to fund our operations and to support internal growth. Our inability to achieve internal growth could materially and adversely affect our business, financial condition and results of operations.

Our business growth could outpace the capability of our corporate management infrastructure. Our operations and ability to execute our business plan could be adversely effected as a result.

We cannot be certain that our infrastructure will be adequate to support our operations as they expand. Future growth also could impose significant additional responsibilities on members of our senior management, including the need to recruit and integrate new senior level managers and executives. We cannot be certain that we can recruit and retain such additional managers and executives. To the extent that we are unable to manage our growth effectively, or are unable to attract and retain additional qualified management, we may not be able to expand our operations or execute our business plan. Our financial condition and results of operations could be materially and adversely affected as a result.

Loss of key personnel could prevent us from successfully executing our business plan and otherwise adversely affect our business.

Our ability to maintain productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We cannot be certain that we will be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of these skilled personnel. Labor shortages or increased labor costs could impair our ability or maintain our business or grow our revenues.

We depend on the continued efforts of our executive officers and on senior management of the businesses we acquire. We cannot be certain that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business.

We have experienced losses in the past and may experience additional losses in the future.

As of January 31, 2007, we had an accumulated deficit of approximately $15.2 million resulting primarily from past losses. We may experience additional losses in the future.

Any general increase in interest rate levels will increase our cost of doing business. Our results of operations, cash flow and financial condition may suffer as a result.

As of January 31, 2007, we have approximately $4.3 million of unhedged variable rate debt. Any general increase in interest rate levels will increase our cost of doing business.

Specific Risks Relating to our Power Industry Services

Failure to successfully operate our power industry services will adversely affect our business.

A majority of our future revenue stems from our backlog for power industry services. We only acquired Gemma in December 2006 and therefore, do not have significant experience in the engineering, procurement and construction of alternative energy and traditional power plants. Our inability to successfully develop, manage and provide our power industry services will adversely affect our business operations and financial condition.

Construction of energy power plants will be subject to risks of delay and cost overruns.

The engineering and construction of energy power plants utilizing alternative sources of energy such as ethanol and bio-diesel, will be subject to the risks of delay or cost overruns resulting from numerous factors, including the following:

- shortages of equipment, materials or skilled labor;
- unscheduled delays in the delivery of ordered materials and equipment;
- engineering problems, including those relating to the commissioning of newly designed equipment;
- work stoppages;
- weather interference;
- cost increases, such as increases in the price of commodities such as corn or soybean or increases in or the availability of land at reasonable prices to grow corn and soybean;
- price decreases for a barrel of oil;
- inability to develop or non-acceptance of new technologies to produce alternative fuel sources; and
- difficulty in obtaining necessary permits or approvals.

If prices for alternative fuel sources are unfavorable, construction of alternative energy power plants may not be economical.

An increase of prices in corn, soybean or other feed stocks used to make ethanol or other alternative fuel sources relative to prices for oil and refined products, or a decrease in prices for oil and refined products, could adversely affect the demand for services relating to alternative energy power plants, and in turn, our operations.

If tax credits are repealed, alternative energy power plants may not be economical.

Current legislation offer tax credits and incentives to those utilizing alternative sources of energy. In the event new legislation is enacted which decreases or cancels such credits or incentives, then in such event, the construction and use of alternative energy sources may not be economically viable. A decrease in the construction of alternative energy power plants will adversely affect our business operations.

Weather can significantly impact our revenues and profitability.

Our ability to perform work is significantly impacted by weather conditions such as precipitation and temperature. Changes in weather conditions can create significant variability in our quarterly revenues and profitability, particularly in the first and fourth quarters of the year. Additionally, delays and other weather impacts may increase a project's cost and decrease its profitability.

Adverse operating conditions to energy plants could negatively impact our business operations.

The need for our services depends on favorable plant operating conditions. Among operating conditions that impact plant economics are the site location, infrastructure, weather conditions, equipment, legislation and availability of alternative fuel sources at favorable prices. For example, if a plant were located in an area that requires construction or expansion of rail transportation, plant economics could be adversely affected.

Our future success will depend on our ability to attract and retain qualified management and personnel.

Our future success is substantially dependent on the continued services and on the performance of Joel M. Canino and William F. Griffin, Jr., executive officers of Gemma. Messrs. Canino and Griffin have entered into employments agreements which have an eighteen month term. There can be no assurance that either Mr. Canino or Mr. Griffin will renew his employment agreement upon expiration of its term. The loss of the services of either Mr. Canino or Mr. Griffin could materially adversely affect our business. Our ability to achieve our development will also depend on our ability to attract and retain additional qualified and skilled personnel. Recruiting personnel in the energy power industry is competitive. We do not know whether we will be able to attract or retain additional qualified personnel. Our inability to attract and retain qualified personnel, or the departure of key employees, could materially and adversely affect our development and, therefore, our business, prospects, results of operations and financial condition.

We could be subject to claims and liabilities under environmental, health and safety laws and regulations.

Our operations are subject to compliance with United States federal, state and local environmental, health and safety laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste, and the cleanup of properties affected by hazardous substances. Certain environmental laws impose substantial penalties for non-compliance and others, such as the federal Comprehensive Environmental Response, Compensation and Liability Act, impose strict, retroactive, joint and several liability upon persons responsible for releases of hazardous substances. We continually evaluate whether we must take additional steps to ensure compliance with environmental laws, however, there can be no assurance that these requirements will not change and that compliance will not adversely affect our operations in the future.

The enactment of new legislation could hinder the development of plant facilities.

Coal and fossil fuel emissions are said to be factors attributable to global warming. The enactment of new legislation could require planned and existing coal fired plants to modify structures to reduce pollutants, thereby affecting the economics of these plants, as well the services we provide.

We may not have enough insurance to cover all of the risks we face.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

We bear risk of cost overruns in the dollar-value of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

We conduct our business under various types of contractual arrangements. We bear a significant portion of the risk for cost overruns. Under fixed price contracts, contract prices are established in part on cost and scheduling estimates which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of labor, equipment and materials, and other exigencies. If these estimates prove inaccurate, or circumstances change such as unanticipated technical problems, changes in local laws or labor conditions, weather delays, costs of raw materials or our suppliers' or subcontractors' inability to perform, cost overruns may occur and we could experience reduced profits, or in some cases, a loss for that project. From time to time, we may also assume a project's technical risk, which means that we may have to satisfy certain technical requirements of a project despite the fact that at the time of project award, we may not have previously produced the system or product in question.

If we guarantee the timely completion or performance standards of a project, we could incur additional costs to cover our guarantee obligations.

In some instances and in many of our fixed price contracts, we guarantee a customer that we will complete a project by a scheduled date. We sometimes provide that the project, when completed, will also achieve certain performance standards. If we subsequently fail to complete the project as scheduled, or if the project subsequently fails to meet guaranteed performance standards, we may be held responsible for cost impacts to the client resulting from any delay or the costs to cause the project to achieve the performance standards, generally in the form of contractually agreed-upon liquidated damages. To the extent that these events occur, the total costs of the project would exceed our original estimates and we could experience reduced profits or, in some cases, a loss for that project.

We are vulnerable to the cyclical nature of the markets we serve.

The demand for our services and products is dependent upon the existence of projects with engineering, procurement, construction and management needs. Although downturns can impact our business, our power markets exemplify businesses that are cyclical in nature. The power markets have historically been and will continue to be vulnerable to general downturns and are cyclical in nature. As a result, our past results have varied considerably and may continue to vary depending upon the demand for future projects in these industries.

Our use of the percentage-of-completion method of accounting could result in a reduction or reversal of previously recorded revenues or profits.

Under our accounting procedures, we measure and recognize a large portion of our profits and revenues under the percentage-of-completion accounting methodology. This methodology allows us to recognize revenues and profits ratably over the life of a contract by comparing the amount of the costs incurred to date against the total amount of costs expected to be incurred. The effect of revisions to revenues and estimated costs is recorded when the amounts are known and can be reasonably estimated, and these revisions can occur at any time and could be material. On a historical basis, we believe that we have made reasonably reliable estimates of the progress towards completion on our long term contracts. However, given the uncertainties associated with these types of contracts, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded revenues and profits.

We continue to expand our business in areas where bonding is required, but bonding capacity is limited.

We continue to expand our business in areas where the underlying contract must be bonded. Because of the overall lack of bonding capacity, we can find it difficult to find sureties who will provide the contract-required bonding.

We are dependent upon third parties to complete many of our contracts.

Much of the work performed under our contracts is actually performed by third-party subcontractors we hire. We also rely on third-party equipment manufacturers or suppliers to provide much of the equipment used for projects. If we are unable to hire qualified subcontractors or find qualified equipment manufacturers or suppliers, our ability to successfully complete a project could be impaired. If the amount we are required to pay for subcontractors or equipment and supplies exceeds what we have estimated, especially in a lump sum or a fixed-price type contract, we may suffer losses on these contracts. If a supplier, manufacturer or subcontractor fails to provide supplies, equipment or services as required under a negotiated contract for any reason, we may be required to source these supplies, equipment or services on a delayed basis or at a higher price than anticipated which could impair contract profitability.

Specific Risks Relating to Our Telecommunications Infrastructure Business

We are substantially dependent on economic conditions in the telecommunications infrastructure industry. Adverse economic conditions in the industry could have a material adverse effect on our future operating results.

We are involved in the telecom and utility infrastructure services industries, which can be negatively affected by rises in interest rates, downsizings in the economy and general economic conditions. In addition, our activities may be hampered by weather conditions and an inability to plan and forecast activity levels. Adverse economic conditions in the telecommunications infrastructure and construction industries may have a material adverse effect on our future operating results.

The industry served by our business is subject to rapid technological and structural changes that could reduce the demand for the services we provide.

The utility, telecommunications and computer networking industries are undergoing rapid change as a result of technological advances that could in certain cases reduce the demand for our services or otherwise negatively impact our business. New or developing technologies could displace the wireline systems used for voice, video and data transmissions, and improvements in existing technology may allow telecommunications companies to significantly improve their networks without physically upgrading them. In addition, consolidation, competition or capital constraints in the utility, telecommunications or computer networking industries may result in reduced spending or the loss of one or more of our customers. Additionally, our work in the telecommunications infrastructure services industry could be negatively affected by rises in interest rates, downsizings in the economy and general economic conditions.

Our telecommunications infrastructure services business is seasonal and our operating results may vary significantly from quarter to quarter.

Our quarterly results are affected by seasonal fluctuations in our business. Our quarterly results may also be materially affected by:

- variations in the margins or products performed during any particular quarter;
- regional or general economic conditions;
- the budgetary spending patterns of customers, including government agencies;
- the timing and volume of work under new agreements;
- the timing of our significant promotional activities;
- costs that we incur to support growth internally or through acquisitions or otherwise;
- losses experienced in our operations not otherwise covered by insurance;
- the change in mix of our customers, contracts and business;

- the timing of acquisitions;
- the timing and magnitude of acquisition assimilation costs; and
- increases in construction and design costs.

Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

Our operations with regard to our telecommunications business are expected to have seasonally weaker results in the first and fourth quarters of the year, and may produce stronger results in the second and third quarters. This seasonality is primarily due to the effect of winter weather on outside plant activities, as well as reduced daylight hours and customer budgetary constraints. Certain customers tend to complete budgeted capital expenditures before the end of the year, and postpone additional expenditures until the subsequent fiscal period. We intend to actively pursue larger infrastructure projects with our customers. The positive impact of major contracts requires that we undertake extensive up front preparations with respect to staffing, training and relocation of equipment. Consequently, we may incur significant period costs in one fiscal period and realize the benefit of contractual revenues in subsequent periods.

Our financial results are dependent on government programs and spending, the termination of which would have a material adverse effect on our business.

A significant portion of our business relates to structured cabling work for military and other government agencies. As such, our business is reliant upon military and other government programs. Reliance on government programs has certain inherent risks. Among others, contracts, direct or indirect, with United States government agencies are subject to unilateral termination at the convenience of the government, subject only to the reimbursement of certain costs plus a termination fee.

We are substantially dependent upon fixed price contracts and are exposed to losses that may occur on such contracts in the event that we fail to accurately estimate, when bidding on a contract, the costs that we will be required to incur to complete the project.

We currently generate, and expect to continue to generate, a significant portion of our revenues under fixed price contracts. We must estimate the costs of completing a particular project to bid for these fixed price contracts. Although historically we have been able to estimate costs, the cost of labor and materials may, from time to time, vary from costs originally estimated. These variations, along with other risks inherent in performing fixed price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects. Depending upon the size of a particular project, variations from the estimated contract costs can have a significant impact on our operating results for any fiscal quarter or year.

Many of our customer contracts may be canceled on short notice and we may be unsuccessful in replacing contracts as they are completed or expire. As a result, our business, financial condition and results of operations may be adversely affected.

Any of the following contingencies may have a material adverse effect on our business:

- our customers cancel a significant number of contracts;
- we fail to win a significant number of our existing contracts upon re-bid; or
- we complete the required work under a significant number of non-recurring projects and cannot replace them with similar projects.

Many of our customers may cancel their contracts on short notice, typically 30 to 90 days, even if we are not in default under the contract. Certain of our customers assign work to us on a project-by-project basis under master service agreements. Under these agreements, the customers often have no obligation to assign work to us. Our operations could be materially and adversely affected if the volume of work we anticipate receiving from these customers is not assigned to us. Many of our contracts, including our master service agreements, are opened to public bid at the expiration of their terms. We may not be the successful bidder on existing contracts that come up for bid.

Loss of significant customers could adversely affect our business.

Sales to our three largest telecom infrastructure services customers, Southern Maryland Electric Cooperative (SMECO), Verizon Communications (VZ) and Electronic Data Systems Corp. (EDS) currently account for most of our telecommunications business. EDS, VZ and SMECO accounted for approximately 7%, 6% and 5% of consolidated net sales during the year ended January 31, 2007. The loss of any of these customers could have a material adverse effect on our business, unless the loss is offset by increases in sales to other customers.

We operate in highly competitive markets. If we fail to compete successfully against current or future competitors, our business, financial condition and results of operations will be materially and adversely affected.

We operate in highly competitive markets. We compete with service providers ranging from small regional companies which service a single market, to larger firms servicing multiple regions, as well as large national and multi-national entities. In addition, there are few barriers to entry in the telecommunications infrastructure industry. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

Competition in the telecommunications infrastructure industry depends on a number of factors, including price. Certain of our competitors may have lower overhead cost structures than we do and may, therefore, be able to provide their services at lower rates than we can provide the same services. In addition, some of our competitors are larger and have significantly greater financial resources than we do. Our competitors may develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we may not be able to maintain or enhance our competitive position within our industry. We may also face competition from the in-house service organizations of our existing or prospective customers.

A significant portion of our business involves providing services, directly or indirectly as a subcontractor, to the United States government under government contracts. The United States government may limit the competitive bidding on any contract under a small business or minority set-aside, in which bidding is limited to companies meeting the criteria for a small business or minority business, respectively. We are currently qualified as a small business concern, but not a minority business.

We may not be able to compete successfully against our competitors in the future. If we fail to compete successfully against our current or future competitors, our business, financial condition, and results of operations would be materially and adversely affected.

We are subject to significant government regulation. This may increase the costs of our operations and expose us to substantial civil and criminal penalties in the event that we violate applicable law.

We provide, either directly as a contractor or indirectly as a sub-contractor, products and services to the United States government under government contracts. United States government contracts and related customer orders subject us to various laws and regulations governing United States government contractors and subcontractors, generally which are more restrictive than for non-government contractors. These include subjecting us to examinations by government auditors and investigators, from time to time, to ensure compliance and to review costs. Violations may result in costs disallowed, and substantial civil or criminal liabilities (including, in severe cases, denial of future contracts).

If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers. This may adversely affect our business.

Contracts in the industries we serve may require performance bonds or other means of financial assurance to secure contractual performance. The market for performance bonds has tightened significantly. If we are unable to obtain surety bonds or letters of credit in sufficient amounts or at acceptable rates, we might be precluded from entering into additional contracts with certain of our customers.

Specific Risks Relating To Our Nutritional Supplement Business

If our business or our products are the subject of adverse publicity, our business could suffer.

Our business depends, in part, upon the public's perception of our integrity and the safety and quality of our products. Any adverse publicity, whether or not accurate, could negatively affect the public's perception of us and could result in a significant decline in our operations. Our business and products could be subject to adverse publicity regarding, among other things:

- the nutritional supplements industry;
- competitors;
- the safety and quality of our products and ingredients; and
- regulatory investigations of our products or competitors' products.

Our inability to respond to changing consumers' demands and preferences could adversely affect our business.

The nutritional industry is subject to rapidly changing consumer demands and preferences. There can be no assurance that customers will continue to favor the products provided and manufactured by us. In addition, products that gain wide acceptance with consumers may result in a greater number of competitors entering the market which could result in downward price pressure which could adversely impact our financial condition. We believe that our growth will be materially dependent upon our ability to develop new techniques and processes necessary to meet the needs of our customers and potential customers. Our inability to anticipate and respond to these rapidly changing demands could have an adverse effect on our business operations.

There can be no assurance we will be able to obtain our necessary raw materials in a timely manner.

Although we believe that there are adequate sources of supply for all of our principal raw materials we require, there can be no assurance that our sources of supply for our principal raw materials will be adequate in all circumstances. In the event that such sources are not adequate, we will have to find alternate sources. As a result we may experience delays in locating and establishing relationships with alternate sources which could result in product shortages and backorders for our products, with a resulting loss of revenue to us.

There are limited conclusive clinical studies available on human consumption of our products.

Although many of the ingredients in our products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of our products contain innovative ingredients or combinations of ingredients. Although we believe all of our products to be safe when used as directed, there may be little long-term experience with human consumption of certain of these product ingredients or combinations thereof. Therefore, no assurance can be given that our products, even when used as directed, will have the effects intended. Although we test the formulation and production of our products, we have not sponsored or conducted clinical studies on the effects of human consumption.

In the event we are exposed to product liability claims, we may be liable for damages and expenses, which could adversely affect our financial condition.

We could face financial liability due to product liability claims if the use of our products results in significant loss or injury. To date, we have not been the subject of any product liability claims. However, we can make no assurances that we will not be exposed to future product liability claims. Such claims may include that our products contain contaminants, that we provide consumers with inadequate instructions regarding product use, or that we provide inadequate warnings concerning side effects or interactions of our products with other substances. We believe that we maintain adequate product liability insurance coverage. However, a product liability claim could exceed the amount of our insurance coverage or a product claim could be excluded under the terms of our existing insurance policy, which could adversely affect our financial condition.

The nutritional industry is intensely competitive and the strengthening of any of our competitors could harm our business.

The market for nutritional products is highly competitive. Our direct competition consists primarily of publicly and privately owned companies, which tend to be highly fragmented in terms of both geographical market coverage and product categories. These companies compete with us on different levels in the development, manufacture and marketing of nutritional supplements. Many of these companies have broader product lines and larger sales volume, are significantly larger than us, have greater name recognition, financial personnel, distribution and other resources than we do and may be better able to withstand volatile market conditions. There can be no assurance that our customers and potential customers will regard our products as sufficiently distinguishable from competitive products. Our inability to compete successfully would have a material adverse effect on our business.

Our violation of government regulations or our inability to obtain necessary government approvals for our products could harm our business.

The formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration (FDA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Environmental Protection Agency, and also by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act (FDCA), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of dietary supplements, including vitamins, minerals and herbs, and of over-the-counter (OTC) drugs, while the FTC has jurisdiction to regulate advertising of these products, and the Postal Service regulates advertising claims with respect to such products sold by mail order. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement Health and Education Act of 1994. Our inability to comply with these federal regulations may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

In addition, our products are also subject to regulations under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs.

In the future, we may become subject to additional laws or regulations administered by the FDA or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we consider favorable, or to more stringent interpretations of current laws or regulations. We can neither predict the nature of such future laws, regulations, repeals or interpretations, nor can we predict what effect additional governmental regulation, when and if it occurs, would have on our business. These regulations could, however, require reformation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation or other new requirements. Any of these developments could have a material adverse effect on our business.

Our inability to adequately protect our products from replication by competitors could have a material adverse effect on our business.

We own proprietary formulas for certain of our nutritional products. We regard our proprietary formulas as valuable assets and believe they have significant value in the marketing of our products. Because we do not have patents or trademarks on our products, there can be no assurance that another company will not replicate one or more of our products.

Loss of significant customers could adversely affect our business.

Sales to our largest nutritional supplement customers, TriVita Corporation (TVC) and Rob Reiss Companies (RRC), currently account for most of our nutritional supplement business. TVC and RRC accounted for approximately 9% and 6% of consolidated net sales, respectively, during the year ended January 31, 2007. The loss of any of these customers could have a material adverse effect on our business, unless the loss is offset by increases to other customers.

Risks Relating to our Securities

Our Board of Directors may issue preferred stock with rights that are superior to our common stock.

Our Certificate of Incorporation, as amended, permits our Board of Directors to issue shares of preferred stock and to designate the terms of the preferred stock. The issuance of shares of preferred stock by the Board of Directors could adversely affect the rights of holders of common stock by, among other matters, establishing dividend rights, liquidation rights and voting rights that are superior to the rights of the holders of the common stock.

Our common stock is thinly traded. As a result, our stock price may be volatile and you may have difficulty disposing of your investment at prevailing market prices.

Since August 4, 2003, our common stock has been listed on the Boston Stock Exchange under the symbol "AGX." Our common stock is traded on the National Association of Securities Dealers, Inc., Electronic Bulletin Board System under the symbol AGAX. Our common stock is thinly and sporadically traded and no assurances can be given that a larger market will ever develop, or if developed, that it will be maintained.

Our acquisition strategy may result in dilution to our stockholders.

Our business strategy calls for strategic acquisition of other businesses. In connection with our acquisition of Gemma and Vitarich, among other consideration, we issued approximately 3,666,667 and 1,785,000, respectively, shares of our common stock. In addition, we issued 2,853,335 shares of our common stock in our December 2006 private placement. We used the proceeds from the December 2006 private placement to fund the cash portion of the acquisition cost of Gemma. We anticipate that future acquisitions will require cash and issuances of our capital stock, including our common stock. To the extent we are required to pay cash for any acquisition, we anticipate that we would be required to obtain additional equity and/or debt financing. Equity financing would result in dilution for our then current stockholders. Stock issuances and financing, if obtained, may not be on terms favorable to us and could result in substantial dilution to our stockholders at the time(s) of these stock issuances and financings.

Availability of significant amounts of our common stock for sale could adversely affect its market price.

As of January 31, 2007, there were 11,094,012 shares of our common stock outstanding. On February 16, 2007, we filed a Form S-3 registration statement for resale of 3,666,667 shares of our common stock issued in connection with the acquisition of GPS. We filed another Form S-3 registration statement on February 20, 2007 for the resale of 2,653,335 shares of our common stock acquired in our December 2006 private placement. In June 2006, we registered 1,751,192 shares of our common stock on Form S-3 for resale by the selling shareholders named therein relating to shares issued in connection with our private placement in May 2006 and our acquisition of Vitarich. In February 2005, we registered 954,032 shares of our common stock on Form S-3 for resale by the selling shareholders named therein consisting of shares issued in connection with (i) the private sale of our common stock and (ii) our acquisition of Vitarich. If our stockholders sell substantial amounts of our common stock in the public market, including shares registered under any registration statement on Form S-3, the market price of our common stock could fall.

We do not expect to pay dividends for the foreseeable future.

We have not paid cash dividends on our common stock since our inception and intend to retain earnings, if any, to finance the development and expansion of our business. As a result, we do not anticipate paying dividends on our common stock in the foreseeable future. Payment of dividends, if any, will depend on our future earnings, capital requirements and financial position, plans for expansion, general economic conditions and other pertinent factors.

Our officers, directors and certain key employees have substantial control over Argan.

As of January 31, 2007, our executive officers and directors as a group own approximately 25% of our voting shares (giving effect to an aggregate of 360,000 shares of common stock that may be purchased upon exercise of warrants and stock options held by our executive officers and directors and 790,000 shares beneficially held in the name of MSR Advisors, Inc. and affiliates for which one of our directors is President) and therefore, may have the power to influence corporate actions such as an amendment to our certificate of incorporation, the consummation of any merger, or the sale of all or substantially all of our assets, and may influence the election of directors and other actions requiring stockholder approval.

In addition, as of January 31, 2007, Joel M. Canino and William F. Griffin, Jr., executive officers of Gemma, each own approximately 15% of our outstanding voting shares, excluding common stock equivalents. Therefore, Messrs Canino and Griffin, individually, may have the power to influence corporate actions.

Provisions of our certificate of incorporation and Delaware law could deter takeover attempts.

Provisions of our certificate of incorporation and Delaware law could delay, prevent, or make more difficult a merger, tender offer or proxy contest involving us. Among other things, under our certificate of incorporation, our board of directors may issue up to 500,000 shares of our preferred stock and may determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of these shares of preferred stock. In addition, Delaware law limits transactions between us and persons that acquire significant amounts of our stock without approval of our board of directors.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This Form 10-KSB contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created thereby. These statements relate to future events or our future financial performance, including statements relating to our products, customers, suppliers, business prospects, financings, investments and effects of acquisitions. In some cases, forward looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties, including preliminary information; the effects of future acquisitions and/or investments; competitive factors; business and economic conditions generally; changes in government regulations and policies; our dependence upon third-party suppliers; continued acceptance of our products in the marketplace; technological changes; and other risks and uncertainties that could cause actual events or results to differ materially from any forward-looking statement.

ITEM 2. DESCRIPTION OF PROPERTY

Our corporate headquarters which is under a lease expiring June 30, 2009, is located in Rockville, Maryland. GPS's headquarters are located in Glastonbury, CT in a facility leased under a lease expiring October 31, 2007 for 8,304 square feet of office space. VLI's headquarters are located in Naples, Florida in four facilities with one under a monthly lease, another with a lease that will expire on July 31, 2008 and two others with leases that will expire on February 28, 2011. One facility is leased from the former owner of VLI. VLI's four buildings contain warehouse facilities with an aggregate of 26,000 square feet, office space with 8,000 square feet, as well as manufacturing space with 10,000 square feet and laboratory space with 1,000 square feet. SMC's headquarters are located in Tracy's Landing, Maryland under a lease expiring January 1, 2008 and extensions available through January 1, 2020. The facility includes approximately four acres of land, a 2,400 square foot maintenance facility and 3,900 square feet of office space.

The principal operations of GPS and SMC are conducted at local construction offices and equipment yards. These facilities are temporary in nature with most of the services performed on customer premises or job sites. Total costs relating to trailer or office rentals for the year ended January 31, 2007, were approximately $57,000 and is included in cost of sales.

ITEM 3. LEGAL PROCEEDINGS

On March 22, 2005, WFC filed a civil action against the Company, and its executive officers. The suit was filed in the Superior Court of the State of California for the County of Los Angeles. WFC purchased the capital stock of the Company's wholly owned subsidiary, Puroflow Incorporated, pursuant to the terms of the Stock Purchase Agreement dated October 31, 2003. WFC alleged that the Company and its executive officers breached the Stock Purchase Agreement between WFC and the Company and engaged in misrepresentations and negligent conduct with respect to the Stock Purchase Agreement. WFC sought declaratory relief, compensatory and punitive damages in an amount to be proven at trial as well as the recovery of attorney's fees. This action was removed to the United States District Court for the Central District of California.

This case was scheduled for trial on April 10, 2007. On March 15, 2007, the District Court granted the Company and its executive officers' motion for summary judgment, thereby dismissing WFC's lawsuit against the Company and its executive officers in its entirety. WFC has filed a notice of appeal and the Company will vigorously contest WFC's claim.

Although the Company has reviewed WFC's claim and believes that substantially all of the claims are without merit, at January 31, 2007, the Company has recorded an accrual of approximately $286,000 for subsequent legal services and estimated legal fees related to potential ongoing legal costs of the WFC claim that it considers to be probable and that can be reasonably estimated. It is possible however, that the ultimate resolution of WFC's claim could result in a material adverse effect on the Company's results of operations for a particular reporting period.

In the normal course of business, the Company has pending claims and legal proceedings. It is the opinion of the Company's management, based on information available at this time, that none of the other current claims and proceedings will have a material effect on the Company's consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company did not submit any matters to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY

Our common stock is listed on the Boston Stock Exchange under the symbol AGX and traded over the counter under the symbol AGAX.OB.

The following table sets forth the high and low bid quotations for our common stock for the periods indicated. These quotations represent inter-dealer prices and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions. Although we have been listed and registered on the Boston Stock Exchange since August 4, 2003, there have been no sales of the Company's securities on the Boston Stock Exchange during the below periods.

	High Bid	Low Bid
Fiscal year Ended January 31, 2007		
1st Quarter	$ 2.35	$1.90
2nd Quarter	2.70	1.80
3rd Quarter	6.40	2.00
4th Quarter	7.00	2.95
Fiscal year Ended January 31, 2006		
1st Quarter	$6.12	$5.70
2nd Quarter	6.15	5.05
3rd Quarter	5.05	1.01
4th Quarter	2.65	1.90

As of April 5, 2007 the Company had approximately 300 stockholders of record.

To date, Argan has not declared or paid cash dividends to its stockholders. Argan has no plans to declare and pay cash dividends in the near future. Argan plans to use its working capital on growing its operating segments.

Equity Compensation Plan Information

The Company has authorized the following equity securities for issuance under equity compensation plans at January 31, 2007

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column [a])
	[a]	[b]	[c]
Equity compensation plans approved by security holders	474,000[(1)]	$ 5.93	--
Equity compensation plans not approved by security holders	--	--	--
Total	474,000	$ 5.93	--

(1) Represents approximately 244,000 shares issuable upon exercise of options granted under the 2001 Stock Option Plan as of January 31, 2007 and 230,000 shares issuable upon exercise of warrants, as discussed further in the Note 11 of the accompanying financial statements.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

GENERAL

On December 8, 2006 (Closing Date), pursuant to Agreements and Plans of Merger the Company acquired GPS, which provides a full range of development, consulting, engineering, procurement, construction, commissioning, operating and maintenance services to the power energy market for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry. The results of operations for GPS have been included in the Company's consolidated financial statements since the Closing Date.

The acquisition purchase price was $31.1 million, consisting of $10.9 million in cash and $20.2 million from the issuance of 3,666,667 shares of AI common stock, with a fair market value at the closing date, of $5.50 per share (The Company used a $3.75 per share value in negotiating the purchase price with the former owners of GPS). The purchase price was funded by a new $8.0 million secured 4-year term loan which carries an interest rate of LIBOR plus 3.25% (as discussed below). In addition, the Company raised $10.7 million through the private offering of 2,853,335 shares of AI common stock at a purchase price of $3.75 per share (as discussed below). Pursuant to the acquisition agreement $12.0 million was deposited into an escrow account. Of this amount, $10.0 million secures a letter of credit to support the issuance of bonding (as discussed below) and the remaining amount for the payment of up to $2.0 million of additional purchase price payable if, for the twelve months ended December 31, 2007, the earnings of GPS before interest, taxes, depreciation and amortization ("EBITDA") adjusted for AI's corporate overhead charge, is more than $12.0 million.

RESULTS OF OPERATIONS

The following summarizes the results of our operations for the twelve months ended January 31, 2007 compared to the twelve months ended January 31, 2006.

	Year Ended January 31,	
	2007	2006
Net sales		
Power industry services	$33,698,000	$ --
Nutraceutical products	20,842,000	17,702,000
Telecom infrastructure services	14,327,000	10,750,000
Net sales	68,867,000	28,452,000
Cost of sales		
Power industry services	30,589,000	--
Nutraceutical products	16,549,000	13,842,000
Telecom infrastructure services	11,479,000	8,543,000
Gross profit	10,250,000	6,067,000
Selling and general and administrative expenses	9,863,000	7,469,000
Impairment loss	--	6,497,000
Income (loss) from operations	387,000	(7,899,000)
Interest expense	760,000	606,000
Other (income) expense, net	(349,000)	1,925,000
Loss before income taxes	(24,000)	(10,430,000)
Income tax (expense) benefit	(89,000)	922,000
Net loss	$ (113,000)	$ (9,508,000)
Basic and diluted loss per share	$(0.02)	$(2.76)
Weighted average shares outstanding – basic and diluted	5,338,000	3,439,000

Comparison of the Results of Operations for the Fiscal Year Ended January 31, 2007 to the Results of Operations for the Fiscal Year Ended January 31, 2006.

Net Sales

Net sales of power industry services were $33.7 million for the year ended January 31, 2007, compared to no sales for power industry services in the year ended January 31, 2006. The increase in net sales of power industry services is due to the acquisition of GPS on December 8, 2006. The results of GPS were included from December 8, 2006 (the acquisition date) through January 31, 2007.

Net sales of nutraceutical products were $20.8 million for the year ended January 31, 2007, compared to net sales of nutraceutical products of $17.7 million for the year ended January 31, 2006. The increase in net sales of nutraceutical products of $3.1 million or 18% is due primarily to increased sales to two of our largest customers, Rob Reiss Companies (RRC) and Cyberwize.com, as well as to ten new customers.

Net sales of telecommunications infrastructure services were $14.3 million for the year ended January 31, 2007 compared to $10.8 million for the year ended January 31, 2006. The increase in net sales of telecommunications infrastructure services of $3.5 million or 32%. The increase is due primarily to increased revenues for services to two of its largest customers, EDS and VZ, partially offset by a decline in business with General Dynamics (GD) whose contract with SMC was completed last year.

Cost of Sales

For the year ended January 31, 2007, cost of sales for power industry services were $30.6 million or 91% of net sales for power industry services compared to no cost of sales related to power industry services for the year ended January 31, 2006. The increase is due to the acquisition of GPS on December 8, 2006. The gross profit margin is consistent with past performance for GPS.

For the year ended January 31, 2007, cost of sales for nutraceutical products were $16.5 million or 79% of net sales for nutraceutical products compared to $13.8 million or 78% of net sales for nutraceutical products for the year ended January 31, 2006. VLI experienced a slightly higher percentage of cost of sales in fiscal year 2007 due to increased labor and overhead costs, as well as, increased costs of outsourcing of the manufacture of new and existing products.

For the year ended, January 31, 2007, cost of sales for telecommunications infrastructure services was $11.5 million or 80% of net sales of telecommunications infrastructure services compared to $8.5 million or 79% of net sales for telecommunications infrastructure services for the year ended January 31, 2006. SMC experienced a slight decrease in percentage of cost of sales due to lower margin on certain outside plant projects.

Selling, General and Administrative Expenses

For the year ended January 31, 2007, selling, general and administrative expenses were $9.9 million or 14% of consolidated net sales compared to $7.5 million or 26% of consolidated net sales for the year January 31, 2006. An increase of $2.4 million in expenses was due primarily to the acquisition of GPS which was acquired on December 8, 2006 and had approximately $1.3 million in selling, general and administrative expenses for the 7 weeks ending January 31, 2007. In addition, the Company also experienced increased selling costs at VLI in connection with efforts to attract new customers and expand sales to existing customers and an increase in corporate expenses due to an increase in professional service fees related to the WFC litigation, as discussed in Item 3 above.

Impairment of Goodwill and Intangibles

During the year ended January 31, 2006, as a result of our annual impairment analysis, we determined that the goodwill of VLI was impaired. VLI experienced revenue levels well below expectations due to weaker than anticipated sales of products utilizing its adaptogen inventory raw material. In addition, VLI had gross margins which were lower than VLI's historical experience. The decline was due to VLI's slow reaction to passing along price increases for increased costs of non-nutritional components of its products caused by the spike in oil prices. VLI also experienced increased costs due to outsourcing of the manufacture of certain products at levels greater than anticipated. Also contributing to lower margins was the impact of the costs associated with VLI's certification as a good manufacturing practices facility. The recent under-performance of VLI's financial results reduced the estimate of future cash flows which were discounted based on a rate that reflects the perceived risk of our investment in VLI to determine its fair value. During the twelve months ended January 31, 2006 we recorded a goodwill impairment charge of $5.8 million. We have reviewed the current year impairment analysis and determined that there is no impairment for the year ended January 31, 2007.

During the year ended January 31, 2006, we determined that VLI's Proprietary Formulas ("PF") intangible was impaired. VLI's revenues were below levels anticipated at the time VLI was acquired. PF's generated less revenue than originally projected at the time of acquisition. PF's, as a result, were determined to be impaired because the carrying amount was not fully recoverable through anticipated future gross cash flows. Accordingly, the Company determined the fair value of the PF's and compared it to its carrying amount. The Company recorded an impairment loss of $687,000, as this is the amount by which the PF's carrying amount exceeded its fair value.

Interest Expense

We had an increase in interest expense to $760,000 for the year ended January 31, 2007 from $606,000 for the year ended January 31, 2006 due primarily to the $8.0 million term loan used in December 2006 for the purchase of GPS. See Item 1 above for a full discussion of the amended bank financing arrangements.

Other Expense, Net

We had other income of $349,000 for the year ended January 31, 2007 compared to other expense of $1.9 million for the year ended January 31, 2006. We had other income of $287,000 from GPS which was acquired on December 8, 2006 due to interest and investment income from cash and cash equivalents and investments held for sale. The significant amount of other expense is due to the fair value loss for the liability for derivative financial instruments of $1.9 million which was realized during the year ended January 31, 2006.

Income Tax Benefit

AI's consolidated effective income tax rate was 36% for the twelve months ended January 31, 2007 compared to a 9% income tax benefit rate for the twelve months ended January 31, 2006. During the year ended January 31, 2007, the Company recorded amortization of issuance cost for subordinated debt of $257,000 which is treated as a permanent difference for income tax reporting purposes which reduced our effective tax benefit rate from 38% to 36%. During the year ended January 31, 2006, the Company recorded the impairment loss of $5.8 million with respect to VLI's goodwill and the $1.9 million fair market value loss for the liability for derivative financial instruments as other expense both of which are treated as permanent differences for income tax reporting purposes. These permanent differences reduced our effective income tax benefit rate from 38% to 9% for the year ended January 31, 2006.

Comparison of the Unaudited Pro Forma Results of Operations for the Fiscal Year Ended January 31, 2007 to the Unaudited Pro Forma Results of Operations for the Fiscal Year Ended January 31, 2006

The following summarizes the pro forma results of our operations for twelve months ended January 31, 2007 compared to unaudited pro forma results of operations for the twelve months ended January 31, 2006 as if the acquisition of GPS, the new bank financing of $8.0 million and the private offering of 2,853,335 shares, was completed on February 1, 2005.

The unaudited pro forma statement of operations does not purport to be indicative of the results that would have actually been obtained if the acquisition of GPS occurred on February 1, 2005 or that may be obtained in the future. GPS previously reported its results of operations using a calendar year-end. No material events occurred subsequent to these reporting periods that would require adjustment to our unaudited pro forma statements of operations.

	Year Ended January 31,	
	2007 unaudited (Pro forma)	2006 unaudited (Pro forma)
Net sales		
Power industry services	$134,410,000	$48,622,000
Nutraceutical products	20,842,000	17,702,000
Telecom infrastructure services	14,327,000	10,750,000
Net sales	169,579,000	77,074,000
Cost of sales		
General Power Services	124,005,000	42,744,000
Nutraceutical products	16,549,000	13,842,000
Telecom infrastructure services	11,479,000	8,543,000
Gross profit	17,546,000	11,945,000
Selling and general and administrative expenses	13,042,000	9,901,000
Impairment loss	--	6,497,000
Income (loss) from operations	$4,504,000	($4,453,000)

Net Sales

Pro forma net sales of power industry services were $134.4 million for the year ended January 31, 2007, compared to $48.6 million in pro forma net sales of power industry services in the year ended January 31, 2006. The increase in pro forma net sales of power industry services is primarily due to increased sales from a new project started during the year ended January 31, 2007 in Carleton, Nebraska for an ethanol facility and the additional work done in Roseville, CA an electric generation facility for a local municipality.

Net sales of nutraceutical products were $20.8 million for the year ended January 31, 2007, compared to net sales of nutraceutical products of $17.7 million for the year ended January 31, 2006. The increase in net sales of nutraceutical products of $3.1 million or 18% is due primarily to increased sales to two of our largest customers, Rob Reiss Companies (RRC) and Cyberwize.com as well as to ten new customers.

Net sales of telecommunications infrastructure services were $14.3 million for the year ended January 31, 2007 compared to $10.8 million for the year ended January 31, 2006. The increase in net sales of Telecommunications infrastructure services of $3.5 million or 32%. The increase is due primarily to increased revenues for services to two of its largest customers, EDS and VZ, partially offset by a decline in business with General Dynamics (GD) whose contract with SMC was completed last year.

Cost of Sales

For the year ended January 31, 2007, pro forma cost of sales for power industry services were $124.0 million or 92% of pro forma net sales for power industry services compared to $42.7 million or 88% pro forma net sales related to power industry services for the year ended January 31, 2006. The increase is due to higher costs associated with the Roseville, California project.

For the year ended January 31, 2007, cost of sales for nutraceutical products were $16.5 million or 79% of net sales for nutraceutical products compared to $13.8 million or 78% of net sales for nutraceutical products for the year ended January 31, 2006. VLI experienced a slightly higher percentage of cost of sales in fiscal year 2007 due to increased labor and overhead costs.

For the year ended, January 31, 2007, cost of sales for telecommunications infrastructure services was $11.5 million or 80% of net sales of telecommunications infrastructure services compared to $8.5 million or 79% of net sales for telecommunications infrastructure services for the year ended January 31, 2006. SMC experienced a slight deterioration in percentage of cost of sales due to lower margin on certain outside plant projects.

Selling, General and Administrative Expenses

For the year ended January 31, 2007, pro forma selling general and administrative expenses were $13.0 million or 8% of consolidated pro forma net sales compared to $9.9 million or 13% of consolidated pro forma net sales for the year January 31, 2006. The increase of $3.1 million in expenses was due primarily to amortization of purchase intangibles related to GPS, increased selling costs at VLI and an increase in corporate expenses due to an increase in professional services related to the WFC litigation, as discussed further in the Note 15 of the accompanying financial statements.

Impairment of Goodwill and Intangibles (See discussion above regarding impairment losses recorded during the year ended January 31, 2006.)

LIQUIDITY AND CAPITAL RESOURCES

Cash Position and Indebtedness

We had working capital of $12.2 million at January 31, 2007 compared to working capital of $1.5 million at January 31, 2006. This increase is due primarily to the acquisition of GPS on December 8, 2006. Cash and cash equivalents as of January 31, 2007 were $25.4 million compared to $5,000 as of January 31, 2006. We also have an available balance of $4.3 million under our financing arrangements with the Bank.

Cash Flows

Net cash used in operations for the year ended January 31, 2007, was $13.3 million compared with $2.3 million of cash provided by operations for the year ended January 31, 2006 due primarily to GPS which has significant receivables related to their projects. The GPS receivables are from five large ongoing projects and the amounts due are current. Management does not believe there are any collection risks related to these receivables. In addition, SMC contributed to cash flows from operations, for the year ended January 31, 2007, SMC had income from operations of $1.2 million compared to income from operations of $658,000 for the year ended January 31, 2006. Revenues from EDS increased by $3.9 million due to a new contract directly with EDS and by $2.1 million from VZ due to SMC participating in VZ's roll out of fiber to the home – FIOS.

The Company's non-cash expenses increased during the year ended January 31, 2007 due primarily to the acquisition of GPS in December 2006. GPS is included in the Company's results for seven weeks for the year ended January 31, 2007. Depreciation and amortization increased by $276,000 to $1,108,000 for the year ended January 31, 2007 from $832,000 for the same period one year ago. Amortization of purchased intangibles increased to $2.3 million for the year ended January 31, 2007 from $1.6 million for the year ended January 31, 2006. Non-cash stock option compensation expense increased by $237,000 due to the implementation of FAS 123R as of February 1, 2006.

During the year ended January 31, 2006, the Company recorded an impairment loss of $6.5 million with respect to its annual valuation of VLI's goodwill and PF's. (See preceding discussion in Results of Operations.)

During the year ended January 31, 2007, accounts receivable, net and estimated earnings in excess of billings used cash of $10.1 million and $10.2 million, respectively, primarily due to GPS ramping up construction projects. The majority of the accounts receivable and estimated earnings in excess of billings are due to the large power industry services contract ongoing in Carleton, Nebraska.

During the year ended January 31, 2007, net cash provided by investing activities was $22.0 million compared to net cash used in investing activities of $1.8 million for the year ended January 31, 2006. The significant increase is the result of $24.5 million in net cash and cash equivalents acquired in the purchase of GPS. This increase was offset, in part, by $2.0 million deposited into an escrow account for a contingent consideration related to the GPS purchase and by $935,000 for the purchase of various trucks and equipment for SMC and VLI. In comparison, the Company spent $1.2 million for property and equipment to upgrade VLI's manufacturing efficiency and other payments of $426,000 with respect to the acquisition of VLI during the year ended January 31, 2006.

For the year ended January 31, 2007, net cash provided by financing activities was $16.7 million compared to $658,000 used in financing activities for the year ended January 31, 2006. The change in net cash used during the year ended January 31, 2006 to net cash provided during the year ended January 31, 2007, is due to net proceeds received from the sale of 3.6 million shares of common stock and new financing arrangements with the Bank of $9.5 million. These proceeds were partially offset by the payments made on the revolving line of credit as well as final payments on the subordinated debt made to the former owner of VLI . See Item 1 above for a full discussion of the new Bank financing arrangements.

The new amended financing arrangements provide for the measurement at the Company's fiscal year end and at each of the Company's fiscal quarter ends (using a rolling 12-month period) of certain financial covenants including requiring that the ratio of total funded debt to EBITDA (see below) not to exceed 2.25 to 1 for the year ended January 31, 2007 and not to exceed 2 to 1 for future quarters, requiring a fixed charge coverage ratio of not less than 1.25 to 1, and requiring the ratio of senior funded debt to EBITDA not to exceed 1.75 to 1 for the year ended January 31, 2007 and not to exceed 1.50 to 1 for future quarters. The Bank's consent continues to be required for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements.

The amended financing arrangement contains a subjective acceleration clause which allows the Bank to declare amounts outstanding under the financing arrangements due and payable if certain material adverse changes occur. The Company believes that it will continue to comply with its financial covenants under the financing arrangement. If the Company's performance does not result in compliance with any of its financial covenants, or if the Bank seeks to exercise its rights under the subjective acceleration clause referred to above, the Company would seek to modify its financing arrangement, but there can be no assurance that the Bank would not exercise their rights and remedies under the financing arrangement including accelerating payment of all outstanding senior debt due and payable.

At January 31, 2007, the Company was in compliance with the covenants of its amended financing arrangements.

Management believes that cash on hand, cash generated from the Company's future operations combined with capital resources available under its renewed line of credit is adequate to meet the Company's future operating cash needs. Any future acquisitions, other significant unplanned costs or cash requirements may require the Company to raise additional funds through the issuance of debt and equity securities. There can be no assurance that such financing will be available on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, significant dilution to the existing stockholders may result.

Earnings Before Interest, Taxes, Depreciation and Amortization (Non-GAAP Measurement)

We present Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) to provide investors with a supplemental measure of our operating performance. The following table shows the calculation of EBITDA:

	Years ended January 31,	
	2007	2006
Net loss	$ (113,000)	$ (9,508,000)
Interest expense and amortization of Subordinated debt issuance costs	760,000	606,000
Taxes	89,000	(922,000)
Depreciation and amortization	1,108,000	832,000
Amortization of intangible assets	2,328,000	1,603,000
EBITDA	$ 4,398,000	$ (7,389,000)

Contractual Obligations and Commitments

Our current contractual obligations include long-term debt and operating leases for our office, warehouse and manufacturing facilities. See Notes 7, 9 and 14 of our consolidated financial statements for a discussion of our contractual obligations.

Principal maturities of long-term debt and future minimum lease payments at January 31, 2007 are as follows:

		Payment Due by Period			More than
Contractual Obligations	Total	One Year	1-3 Years	4-5 Years	5 Years
Long-term debt	$ 9,125,000	$2,500,000	$ 4,792,000	$ 1,833,000	$
Operating Leases	176,000	86,000	90,000	--	--
Total	$ 9,301,000	$2,586,000	$ 4,882,000	$ 1,833,000	$ --

Off-Balance Sheet Arrangements

As of January 31, 2007, the Company's "Off-Balance Sheet" arrangements, as that term is described by the Securities and Exchange Commission, included a $10.0 million standby letter of credit to support $200.0 million in bonding. The letter of credit is provided by the Bank and is renewable on an annual basis.

Customers

During the twelve months ended January 31, 2007, we provided a broad range of engineering, procurement and construction services to the power industry, nutritional and whole-food supplements as well as personal care products to customers in the global nutrition industry and services to telecommunications and utilities customers as well as to the Federal Government, through a contract with Electronic Data Systems Corp. ("EDS"). Certain of our more significant customer relationships included three power industry service customers, ALTRA Nebraska, LLC (ALTRA), Roseville Energy Park (REP) and Green Earth Fuels of Houston, LLC (GEF); two nutraceutical customers, TriVita Corporation (TVC) and Rob Reiss Companies (RRC); and three telecommunication customers, Electronic Data Systems (EDS), Southern Maryland Electric Cooperative (SMECO) and Verizon Communications (VZ). ALTRA, REP, TVC, EDS, GEF, RRC, VZ and SMECO accounted for 29%, 9%, 9%, 7%, 7%, 6%, 6% and 5% of consolidated net sales for the year ended January 31, 2007. TVC, SMECO, RRC, General Dynamics Corp. (GD), CyberWize.com, Inc. (C), Orange Peel Enterprises (OPE) and VZ accounted for 21%, 12%, 12%, 7%, 6%, 6% and 6%, respectively of consolidated net sales for the year ended January 31, 2006.

SEASONALITY

Seasonality – The Company's power industry and telecom infrastructure services operations are expected to have seasonally weaker results in the first and fourth quarters of the year, and may produce stronger results in the second and third quarters. This seasonality is primarily due to the effect of winter weather on outside plant activities as well as reduced daylight hours. The significance of seasonality on GPS is driven by the geographic regions in which GPS contracts are located in a given year.

Critical Accounting Policies

Management is required to make judgments, assumptions and estimates that affect the amounts reported when we prepare financial statements and related disclosures in conformity with generally accepted accounting principles. Note 2 to the consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Estimates are used for, but not limited to our accounting for revenue recognition, allowance for doubtful accounts, inventory valuation, long-lived assets and deferred income taxes. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. If future conditions and results are different than our assumptions and estimates, materially different amounts could be reported.

Revenue Recognition

Gemma Power Systems

GPS recognizes revenue pursuant to Statement of Position (SOP) No.81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue is recognized under various construction agreements, including agreements under which revenue is based on a fixed price basis and cost-plus-fee. Revenues from cost-plus-fee construction agreements are recognized on the basis of costs incurred during the period plus the fee earned, measured using the cost-to-cost method. Revenues from fixed price construction agreements, including a portion of estimated profit, are recognized as services are provided, based on costs incurred and estimated total contract costs using the percentage of completion method. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Unapproved change orders, if any exist are accounted for in revenue and cost when it is probable that the cost will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of contract price.

Southern Maryland Cable, Inc.

The Company generates revenue under various arrangements, including contracts under which revenue is based on a fixed price basis and on a time and materials basis. Revenues from time and materials contracts are recognized when the related service is provided to the customer. Revenue from fixed price contracts, including a portion of estimated profit, is recognized as services are provided, based on costs incurred and estimated total contract costs using the percentage of completion method. Many of SMC's contracts consist of multi-deliverables. Because the projects are fully integrated undertakings, SMC cannot separate each component of the services provided. Losses on contracts, if any, are recognized in the period in which they become known.

Vitarich Laboratories, Inc.

Customer sales are recognized at the time products are shipped and title passes pursuant to the terms of the agreement with the customers, the amount due from the customer is fixed and collectibility is reasonably assured. Sales are recognized on a net basis which reflect reductions for certain product returns and discounts. All shipping and handling fees and related costs are recorded as components of cost of goods sold.

Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is determined on the first-in first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors (i.e. - lot expiration dates, the ability to recertify or test for extended expiration dates, the number of products that can be produced using the available raw materials and the market acceptance or regulatory issues surrounding certain materials), in evaluating net realizable value.

Impairment of Long-Lived Assets, Including Definite Lived Intangible Assets

Long-lived assets, consisting primarily of property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be assessed pursuant to FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We determine whether any impairment exists by comparing the carrying value of these long-lived assets to the undiscounted future cash flows expected to result from the use of these assets. In the event we determine that an impairment exists, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the assets, which is generally determined by using quoted market prices or valuation techniques such as the discounted present value of expected future cash flows, appraisals, or other pricing models as appropriate. During the twelve months ended January 31, 2006, the Company recorded an impairment charge for its proprietary formulas intangible asset. (See Results of Operations for the twelve months ended January 31, 2007 for further discussion.)

Goodwill and Other Indefinite Lived Intangible Assets

In connection with the acquisitions of GPS, SMC and VLI, the Company has substantial goodwill and intangible assets including contractual customer relationships, proprietary formulas, non-compete agreements and trade names. In accordance with FAS 142 "Goodwill and Other Intangible Assets," the Company reviews for impairment, at least annually, goodwill and intangible assets deemed to have an indefinite life.

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit, generally a Company's operating segment, is determined using various valuation techniques, with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires making various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. Developing assumptions for the Company's entrepreneurial business requires significant judgment and to a great extent relies on the Company's ability to successfully determine trends with respect to customers, industry and regulatory environment. The assumptions, including assumptions about future flows and growth rates, are based on the Company's budget and business plans as well as industry trends with respect to customers and other manufacturers' and distributors' sales and margins. The Company reviews trends for publicly traded companies which either compete with the Company to provide services or the types of products the Company produces or are users of the types of services and products provided by the Company. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. Discount rate assumptions are based on the Company's subjective assessment of the risk inherent in the respective reporting units. Risks which the Company faces in its business include the public's perception of our integrity and the safety and quality of our products and services. In addition, in the industries that we operate we are subject to rapidly changing consumer demands and preferences. The Company also operates in competitive industries. We are not assured that customers or potential customers will regard our products and services as sufficiently distinguishable from our competitors' product and service offerings. If after taking into consideration industry and Company trends, the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. Accordingly, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The Company tests for impairment of Goodwill and other intangible assets more frequently if events or changes in circumstances indicate that the asset might be impaired.

In accordance with its annual valuation of goodwill, the Company recorded an impairment loss with respect to VLI's goodwill and its proprietary formulas for the twelve months ended January 31, 2006. (See further discussion of our results of operations for the twelve months ended January 31, 2007.)

Contractual Customer Relationships

Gemma Power Systems – The fair value of the Contractual Customer Relationships at GPS (GCCR's) was determined at the time of the acquisition of GPS by discounting cash flows expected from GPS's contracts in place as of the acquisition date for the construction of electric power, ethanol and biodiesel facilities, renovation of existing facilities and consulting work as well as in some cases anticipated projects with a recurring customer. Expected cash flows were based on current and anticipated results of identified projects. The degree of difficulty inherent for the timely completion in accordance with contractual performance standards of construction projects affected the discount rate used to discount expected cash flows as well as the Company's estimated weighted average cost of capital and GPS' asset mix. We are amortizing the GCCR's over the estimated duration of the respective contracts which at the time of acquisition ranged from eight to eighteen months.

Southern Maryland Cable, Inc. - The fair value of the Contractual Customer Relationships (CCR's) was determined at the time of the acquisition of SMC by discounting the cash flows expected from SMC's continued relationships with three customers – General Dynamics Corp. (GD), Verizon Communications (VZ) and Southern Maryland Electric Cooperative (SMECO). Expected cash flows were based on historical levels, current and anticipated projects and general economic conditions. In some cases, the estimates of future cash flows reflect periods beyond those of the current contracts in place. SMC has performed work for VZ and SMECO for approximately twenty years and ten years respectively. The long-term relationship with VZ and SMECO affected the discount rate used to discount expected cash flows as well as the Company's estimated weighted average cost of capital and SMC's asset mix. We are amortizing the CCR's over a seven year weighted average life given the long standing relationships SMC has with VZ and SMECO.

Vitarich Laboratories, Inc. – The fair value of the Contractual Customer Relationships at VLI (VCCR's) was determined at the time of the acquisition of VLI by identifying long established customer relationships in which VLI has a pattern of recurring purchase and sales orders. The Company estimated expected cash flows attributable to these existing customer relationships factoring in market place assumptions regarding future contract renewals, customer attrition rates and forecasted expenses to maintain the installed customer base. These cash flows were then discounted based on a rate that reflects the perceived risk of the VCCR's, the Company's estimated weighted average cost of capital and VLI's asset mix. VLI has had a relationship of five years or more with most if its currently significant customers. We are amortizing VCCR's over a five year life based on our expectations of continued cash flows from these relationships and our history of maintaining relationships.

Trade Name

The Company determined the fair value of the GPS and SMC Trade Names using a relief-from-royalty methodology. We estimated that the useful life of the GPS Trade Name was a fifteen year period in which the Trade Name would contribute to future cash flows. The Company also considered recognition by potential customers of a trade name such as GPS. We determined that the useful life of the trade name was indefinite since it is expected to contribute directly to future cash flows in perpetuity. The Company has also considered the effects of demand and competition including its customer base. While SMC is not a nationally recognized trade name, it is a regionally recognized name in the Mid-Atlantic region, SMC's primary region of operations. We are using the relief-from-royalty method described above to test the Trade Name for impairment annually on November 1 and on an interim basis if events or changes in circumstances between annual tests indicate the Trade Name might be impaired.

Proprietary Formulas

The fair value of the PF's was determined at the time of the acquisition of VLI. Cash flows were developed based on employing a technology contribution approach to determine revenues associated with existing proprietary formulations.

Estimates regarding product life cycle and development costs were utilized in determining cash flow. The expected cash flows were discounted based using a rate that reflects the perceived risk of the PF's, the Company's weighted average cost of capital and VLI's asset mix. We are amortizing the PF's over a three year life based on the estimated contributory life of the PF's utilizing historical product life cycles and changes in technology.

During the twelve months ended January 31, 2006, we recognized in our annual valuation of our purchased intangibles that an impairment existed with respect to VLI's goodwill and proprietary formulas. (See further discussion of our results of operations for the twelve months ended January 31, 2007.)

Non-Compete Agreements

The fair value of the non-compete agreements we have entered into with three individuals were determined at the time of acquisitions by discounting the estimated reduction in the cash flows expected if the key employees, representing former owners were to leave. These key employees signed non-compete agreements prohibiting them from competing directly or indirectly for five years. The estimated reduced cash flows were discounted based on a rate that reflects the perceived risk of the non-compete agreement, the estimated weighted average cost of capital and the acquired Company's asset mix. We are amortizing the non-compete agreements over five years, the contractual length of the non-compete agreements.

Derivative Financial Instruments

The Company accounts for embedded derivative financial instruments as derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," and Emerging Issues Task Force Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock." The derivative financial instruments are recognized on the consolidated balance sheet as either assets or liabilities and are measured at fair value. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction, and if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income are subsequently included in earnings in the periods in which earnings are affected by the hedged item. The determination of fair value for some of the company's derivative financial instruments is subject to the volatility of the company's stock price as well as certain underlying assumptions which include the probability of raising additional capital. In fiscal year 2007 the company began using interest rate swaps to hedge the fluctuation in interest rates for long term debt.

Deferred Tax Assets and Liabilities

The Company accounts for income taxes in accordance with FAS 109, "Accounting for Income Taxes", which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ITEM 7. FINANCIAL STATEMENTS

The following financial statements (including the notes thereto and the Report of the Independent Registered Public Accounting Firm with respect thereto), are filed as part of this Annual Report on Form 10-KSB.

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets at January 31, 2007 and 2006.

Consolidated Statements of Operations for each of the two years in the period ended January 31, 2007.

Consolidated Statements of Stockholders' Equity for each of the two years in the period ended January 31, 2007.

Consolidated Statements of Cash Flows for each of the two years in the period ended January 31, 2007.

Notes to Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Argan, Inc.

We have audited the accompanying consolidated balance sheet of Argan, Inc. and subsidiaries (the Company) as of January 31, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Argan, Inc. and subsidiaries as of January 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective February 1, 2006, the Company adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standard No. 123(R), Share-Based Payment.

/s/ GRANT THORNTON LLP

Baltimore, Maryland

April 23, 2007

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Argan, Inc.

We have audited the accompanying consolidated balance sheet of Argan, Inc. (the Company) as of January 31, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended January 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argan, Inc. at January 31, 2006, and the consolidated results of its operations and its cash flows for the year ended January 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia
May 10, 2006

ARGAN, INC.
Consolidated Balance Sheets

	January 31, 2007	January 31, 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 25,393,000	$ 5,000
Accounts receivable, net of allowance for doubtful accounts of $137,000 at 1/31/07 and $50,000 at 1/31/2006	23,030,000	3,351,000
Receivable from affiliated entity	155,000	157,000
Investments available for sale	2,283,000	-
Escrowed cash	15,031,000	300,000
Estimated earnings in excess of billings	12,003,000	675,000
Inventories, net of reserves of $104,000 at 01/31/2007 and $95,000 at 1/31/06	2,387,000	3,410,000
Prepaid expenses and other current assets	643,000	458,000
TOTAL CURRENT ASSETS	80,925,000	8,356,000
Property and equipment, net of accumulated depreciation of $2,379,000 at 1/31/2007 and $1,418,000 at 1/31/2006	3,250,000	3,324,000
Issuance cost for subordinated debt	-	257,000
Other assets	313,000	46,000
Goodwill	23,981,000	7,505,000
Other intangible assets	12,661,000	4,134,000
TOTAL ASSETS	$ 121,130,000	$ 23,622,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 44,248,000	$ 3,205,000
Due to affiliates	7,000	121,000
Accrued expenses	5,873,000	1,801,000
Billings in excess of cost and earnings	15,705,000	-
Deferred income tax liability	-	49,000
Line of credit	-	1,243,000
Current portion of long-term debt	2,586,000	421,000
TOTAL CURRENT LIABILITIES	68,419,000	6,840,000
Deferred income tax liability	1,471,000	1,618,000
Other liabilities	14,000	10,000
Long-term debt	6,715,000	176,000
Subordinated note due former owner of Vitarich Laboratories, Inc.	-	3,292,000
TOTAL LIABILITIES	76,619,000	11,936,000
STOCKHOLDERS' EQUITY		
Preferred stock, par value $0.10 per share; 500,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $0.15 per share; 12,000,000 shares authorized; 11,097,245 and 3,817,243 shares issued at 1/31/2007 and 1/31/2006 and 11,094,012 and 3,814,010 shares outstanding at 1/31/2007 and 1/31/2006	1,664,000	572,000
Warrants outstanding	849,000	849,000
Additional paid-in capital	57,190,000	25,336,000
Accumulated other comprehensive loss	(8,000)	-
Accumulated deficit	(15,151,000)	(15,038,000)
Treasury stock at cost; 3,233 shares at 1/31/2007 and 1/31/2006	(33,000)	(33,000)
TOTAL STOCKHOLDERS' EQUITY	44,511,000	11,686,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 121,130,000	$ 23,622,000

The accompanying notes are an integral part of these financial statements.

ARGAN, INC.
Consolidated Statements of Operations

	Years ended January 31, 2007	2006
Net sales		
Power industry services	$ 33,698,000	$ -
Nutraceutical products	20,842,000	17,702,000
Telecom infrastructure services	14,327,000	10,750,000
Net Sales	68,867,000	28,452,000
Cost of sales		
Power industry services	30,589,000	-
Nutraceutical products	16,549,000	13,842,000
Telecom infrastructure services	11,479,000	8,543,000
Gross profit	10,250,000	6,067,000
Selling, general and administrative expenses	9,863,000	7,469,000
Impairment loss	-	6,497,000
Income (loss) from operations	387,000	(7,899,000)
Interest expense and amortization of subordinated debt issuance costs	760,000	606,000
Other (income) expense, net	(349,000)	1,925,000
Loss from operations before income taxes	(24,000)	(10,430,000)
Income tax (expense) benefit	(89,000)	922,000
Net loss	$ (113,000)	$ (9,508,000)
Basic and diluted loss per share	$ (0.02)	$ (2.76)
Weighted average number of shares outstanding – basic and diluted	5,338,000	3,439,000

The accompanying notes are an integral part of these financial statements.

ARGAN, INC.
Consolidated Statements of Stockholders' Equity
For the Years Ended January 31, 2007 and 2006

	Common Stock		Warrants	Other Comprehensive	Additional Paid in	Accumulated	Treasury	
	Shares	Par Value	Outstanding	Loss	Capital	Deficit	Stock	Total
Balance as of January 31, 2005	2,758,845	$ 414,000	$ 849,000	$ -	$19,800,000	$ (5,530,000)	$ (33,000)	$15,500,000
Issuance of common stock to MSR	95,321	14,000	-	-	468,000	-		482,000
Issuance of Common stock to Kevin Thomas	959,844	144,000	-	-	5,068,000	-		5,212,000
Net loss	-	-	-	-	-	(9,508,000)	-	(9,508,000)
Balance as of January 31, 2006	3,814,010	$ 572,000	$ 849,000	$ -	$25,336,000	$(15,038,000)	$ (33,000)	$11,686,000
Net loss	-	-	-	-	-	(113,000)	-	(113,000)
Other comprehensive loss								
Net loss on derivative instrument				(2,000)				(2,000)
Net unrealized investment loss				(6,000)				(6,000)
Total comprehensive loss								(121,000)
Issuance of Common Stock in private offerings, net of offering costs of $58,000	3,613,335	542,000			12,000,000			12,542,000
Issuance of Common Stock in connection with the GPS combination	3,666,667	550,000			19,617,000			20,167,000
Stock option vesting	-	-	-	-	237,000	-	-	237,000
Balance as of January 31, 2007	11,094,012	$1,664,000	$ 849,000	$ (8,000)	$57,190,000	$(15,151,000)	$ (33,000)	$44,511,000

The accompanying notes are an integral part of these financial statements.

ARGAN, INC.
Consolidated Statements of Cash Flows

	Years Ended January 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (113,000)	$ (9,508,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and other amortization	1,108,000	832,000
Amortization of debt issuance costs	257,000	244,000
Amortization of purchase intangibles	2,328,000	1,603,000
Impairment loss on goodwill and intangibles	-	6,497,000
Deferred income taxes	(1,029,000)	(997,000)
Non-cash loss on liabililty for derivative financial instruments	-	1,930,000
Non-cash stock option compensation expense	237,000	-
Loss (gain) on sale of property and equipment	13,000	(25,000)
Changes in operating assets and liabilities:		
Accounts receivable, net	(10,724,000)	(400,000)
Restricted cash for surety bond	(10,039,000)	-
Estimated earnings in excess of billings	(10,210,000)	(352,000)
Inventories, net	1,023,000	319,000
Prepaid expenses and other current assets	(375,000)	135,000
Accounts payable and accrued expenses	13,890,000	2,016,000
Billings in excess of estimated earnings	446,000	-
Due (from) to affiliates	(112,000)	29,000
Other	2,000	(1,000)
Net cash (used in) provided by operating activities	(13,298,000)	2,322,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided in connection with the acquisition of Gemma Power Systems, Inc. (GPS)	24,895,000	-
Cash escrowed to fund the GPS purchase price contingencies	(2,000,000)	-
Purchase of Vitarich Laboratories, Inc. (VLI), net of cash acquired	-	(426,000)
Purchases of property and equipment	(935,000)	(1,480,000)
Proceeds from sale of property and equipment	15,000	80,000
Net cash provided by (used in) investing activities	21,975,000	(1,826,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from sale of stock	12,542,000	-
Proceeds from line of credit	8,511,000	4,825,000
Proceeds from long-term debt	9,500,000	9,000
Proceeds from short-term debt	-	140,000
Proceeds from escrow	-	304,000
Principal payments on short-term debt	-	(156,000)
Principal payments on line of credit	(9,754,000)	(5,241,000)
Principal payments on long-term debt	(796,000)	(539,000)
Principal payments on subordinated note due former owner of VLI	(3,292,000)	-
Net cash provided by (used in) financing activities	16,711,000	(658,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,388,000	(162,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,000	167,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 25,393,000	$ 5,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Nature of Operations

Argan, Inc. (AI or the Company) conducts its operations through its wholly owned subsidiaries, Gemma Power Systems, LLC and subsidiaries (GPS) which was acquired in December 2006, Vitarich Laboratories, Inc. (VLI) which was acquired in August 2004, and Southern Maryland Cable, Inc. (SMC) which was acquired in July 2003. Through GPS, the Company provides a full range of development, consulting, engineering, procurement, construction, commissioning, operating and maintenance services to the power energy market for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry. Through VLI, the Company develops, manufactures and distributes premium nutritional supplements, whole-food dietary supplements and personal care products. Through SMC, the Company provides telecommunications infrastructure services including project management, construction and maintenance to the Federal Government, telecommunications and broadband service providers, as well as electric utilities primarily in the Mid-Atlantic region.

AI was organized as a Delaware corporation in May 1961. On October 23, 2003, our shareholders approved a plan providing for the internal restructuring of the Company whereby AI became a holding company and its operating assets and liabilities relating to its Puroflow business were transferred to a newly-formed, wholly owned subsidiary. The subsidiary then changed its name to "Puroflow Incorporated" (PI) and AI changed its name from Puroflow Incorporated to "Argan, Inc." At the time of the transfer, SMC was the only wholly owned operating subsidiary of AI.

On October 31, 2003, the Company completed the sale of PI to Western Filter Corporation (WFC) for approximately $3.5 million in cash of which $300,000 is currently being held in escrow to indemnify WFC from any damages resulting if a breach of representations and warranties under the Stock Purchase Agreement should occur. (See Note 15)

Management's Plans, Liquidity and Business Risks

As of January 31, 2007, the Company had an accumulated deficit of $15.2 million. The Company operates in three separate and distinct competitive markets. The successful execution of the Company's business plan is dependent upon the Company's ability to integrate acquired companies and their related assets into its operations, its ability to increase and retain its customers, the ability to maintain compliance with significant government regulation, the ability to attract and retain key employees and the Company's ability to manage its growth and expansion, among other factors.

On December 8, 2006, the Company acquired all of the outstanding membership interests in Gemma Power Systems, LLC ("GPS LLC") and all of the issued and outstanding shares of capital stock of Gemma Power, Inc., ("GPI") and Gemma Power Systems California, Inc. ("GPS-California") (collectively referred to as, "GPS"). GPS which is located in Glastonbury, CT, is engaged in the engineering and construction of biodiesel and ethanol production facilities and traditional power energy systems. GPS also provides consulting, procurement, commissioning, operating and maintenance services to the power energy market. (See Note 3)

On December 11, 2006, Argan amended its financing arrangements with the Bank of America (the "Bank"). The amended financing arrangements include an amended 3-year term loan in the amount of $1.4 million with interest at LIBOR plus 3.25%. The financing arrangements also provide for a new 4-year term loan used in the acquisition of GPS in the amount of $8.0 million with interest at LIBOR plus 3.25% and a revolving loan with a maximum amount of $4.3 million available until May 31, 2008, with interest at LIBOR plus 3.25%. (See Note 9)

At January 31, 2007, the Company has $25.4 in cash and an excess of current assets over current liabilities of $4.3 million. Management believes that capital resources on hand, available under its renewed line of credit and cash generated from the Company's future operations is adequate to meet the Company's future operating cash needs. Accordingly, the carrying value of the assets and liabilities in the accompanying balance sheet do not reflect any adjustments should the Company be unable to meet its future operating cash needs in the ordinary course of business. The Company continues to take various actions to align its cost structure to appropriately match its expected revenues, including limiting its operating expenditures and controlling its capital expenditures. Any future acquisitions, other significant unplanned costs or cash requirements may require the Company to raise additional funds through the issuance of debt and equity securities. There can be no assurance that such financing will be available on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, significant dilution to the existing stockholders may result.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of AI and its wholly owned subsidiaries. The Company's fiscal year ends on January 31. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of the acquisition. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenue, expenses, and certain financial statement disclosures. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. Estimates are used for but not limited to our accounting for revenue recognition, allowance for doubtful accounts, inventory valuation, long lived assets including goodwill and intangible assets, contingent obligations, and deferred taxes. Actual results could differ from these estimates.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified to conform with the presentation in the current year financial statements.

Cash and Cash Equivalents – The Company considers all liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Escrowed Cash – Pursuant to the GPS acquisition agreement, $12.0 million was deposited to an escrow account with a Bank. Of this amount, $10.0 million secures a letter of credit to support the issuance of bonding (Note 9) and the remaining for the payment of up to $2.0 million of additional purchase price if GPS met certain financial objectives (Note 3).

For certain projects, cash is held in escrow as a substitute for retainage. As of January 31, 2007, cash held in escrow for retainage was approximately $2.7 million and will be released to GPS upon completion of the project.

Proceeds from the sale in 2003 of PI to WFC in the amount of $300,000 is being held in escrow to indemnify WFC from any damage which may result from the breach of representations and warranties under the Stock Purchase Agreement.

Accounts Receivable and Estimated Earnings in Excess of Billings – Accounts receivable and estimated earnings in excess of billings represent amounts due from customers for services rendered or products delivered. The timing of billing to customers under construction-type contracts varies based on individual contracts and often differs from the period of revenue recognition. The amount of estimated earnings in excess of billings at January 31, 2007 and 2006 was $12.0 million and $675,000, respectively, and is expected to be billed and collected in the normal course of business.

Retainage included in accounts receivable in the accompanying balance sheets represents amounts withheld by customers until we finish a defined phase of a project. Retainage amounts included in accounts receivable was $2.3 million at January 31, 2007 and $17,000 at January 31, 2006. The balances billed but not paid by customers pursuant to retainage provisions in construction contracts are due upon completion of the contracts and acceptance by the owner. The length of the contracts vary, but are typically between six months and two years. For certain projects cash is held in escrow as a substitute for retainage held by the project owner. As of January 31, 2007, cash held in escrow for retainage was approximately $2.7 million and will be released to the Company upon completion of the project.

The Company provides for an allowance for doubtful accounts based on historical experience and a review of its receivables. The Company has recorded allowances for doubtful accounts at January 31 2007 and 2006 as follows:

	2007	2006
GPS	$ -	$ -
SMC	-	5,000
VLI	137,000	45,000
Allowance for doubtful accounts	$ 137,000	$ 50,000

VLI does not believe any allowance is necessary for the receivable due from affiliated entity.

Investment available for sale - The Company accounts for its investments in debt and equity securities in accordance with the provisions of Statement of Financial Accounting Standards ("FAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reports its investments as available for sale securities at their fair value, with any unrealized gains and losses reflected in stockholders' equity. If we determine that an investment has an other than temporary decline in fair value, generally defined as when our cost basis exceeds the fair value for approximately six months, we recognize the investment loss in non-operating income, net in the accompanying consolidated statements of operations. We periodically evaluate our investments to determine if impairment charges are required.

Inventories - Inventories are stated at the lower of cost or market (net realizable value). Cost is determined on the first-in first-out (FIFO) method. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors (i.e. - lot expiration dates, the ability to recertify or test for extended expiration dates, the number of products that can be produced using the available raw materials and the market acceptance or regulatory issues surrounding certain materials), in evaluating net realizable value.

Inventories consist of the following at January 31, 2007 and 2006:

	2007	2006
Raw materials	$ 2,264,000	$ 3,190,000
Work-in-process	100,000	70,000
Finished goods	127,000	245,000
	2,491,000	3,505,000
Less: Reserves	(104,000)	(95,000)
Inventories, net	$ 2,387,000	$ 3,410,000

During 2005 the Company had entered into an agreement with one of its major customers, whereby the customer made advanced payments to the Company for a significant portion of raw materials at cost. The raw material was held at the Company's premises and then used in the production of a product for the customer. The Company had accounted for this as an inventory financing arrangement and recognized revenue from the sale of the raw material when the finished product was shipped to the customer. This financing arrangement ended as of December 31, 2006. At January 31, 2006, the Company had inventory and customer deposits related to this arrangement of $470,000.

Property and Equipment – Property and equipment are stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, which are generally from five to twenty years. Leasehold improvements are amortized on a straight-line basis over the estimated useful life of the related asset or the lease term, whichever is shorter. Maintenance and repairs (totaling $588,000 and $476,000 for the years ended January 31, 2007 and 2006, respectively,) are expensed as incurred and major improvements are capitalized. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

Issuance Cost for Subordinated Debt – Such costs represented fees and expenses related to the subordinated debt previously due to the former owner of VLI and were amortized over the term of the related debt.

Impairment of Long-Lived Assets, including Definite Lived Intangible Assets – Long-lived assets, consisting primarily of property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount should be assessed pursuant to FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company determines whether any impairment exists by comparing the carrying value of these long-lived assets to the undiscounted future cash flows expected to result from the use of these assets. In the event the Company determines that an impairment exists, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the assets, which is generally determined by using quoted market prices or valuation techniques such as the present value of expected future cash flows, appraisals, or other pricing models as appropriate.

Goodwill and Other Indefinite Lived Intangible Assets – In connection with the acquisitions of GPS, VLI and SMC, the Company has substantial goodwill and intangible assets including contractual customer relationships, proprietary formulas, non-compete agreements and trade names. In accordance with FAS 142 "Goodwill and Other Intangible Assets," the Company reviews for impairment, at least annually, goodwill and intangible assets deemed to have an indefinite life.

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit, generally a Company's operating segment, is determined using various valuation techniques, with the principal techniques being a discounted cash flow analysis and market multiple valuation. A discounted cash flow analysis requires making various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. Developing assumptions for the Company's entrepreneurial business requires significant judgment and to a great extent relies on the Company's ability to successfully determine trends with respect to customers, industry and regulatory environment. The assumptions, including assumptions about future cash flows and growth rates, are based on the Company's budget and business plans as well as industry trends with respect to customers and other manufacturers' and distributors' sales and margins. The Company reviews trends for publicly traded companies which either compete with the Company to provide services or the types of products the Company produces or are users of the types of services and products provided by the Company. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. Discount rate assumptions are based on the Company's subjective assessment of the risk inherent in the respective reporting units. Risks which the Company faces in its business include the public's perception of our integrity and the safety and quality of our products and services. In addition, in the industries that we operate we are subject to rapidly changing consumer demands and preferences. The Company also operates in competitive industries. We are not assured that customers or potential customers will regard our products and services as sufficiently distinguishable from our competitors' product and service offerings. If after taking into consideration industry and Company trends, the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. Accordingly, the fair value of the reporting unit is allocated to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The Company tests for impairment of goodwill and other intangible assets more frequently if events or changes in circumstances indicate that the asset might be impaired.

In accordance with its annual valuation of goodwill, the Company recorded an impairment loss with respect to VLI's goodwill as of November 1, 2005. (See Note 5)

Contractual Customer Relationships - Gemma Power Systems – The fair value of the Contractual Customer Relationships at GPS (GCCR's) was determined at the time of the acquisition of GPS by discounting cash flows expected from GPS's contracts in place as of the acquisition date for the construction of electric power, ethanol and biodiesel production facilities, renovation of existing facilities with a recurring customer. Expected cash flows were based on current and anticipated results of identified projects. The degree of difficulty inherent for the timely completion in accordance with contractual performance standards of construction projects affected the discount rate used to discount expected cash flows as well as the Company's estimated weighted average cost of capital and GPS' and asset mix. We are amortizing the GCCR's over the estimated duration of the respective contracts which at the time of acquisition ranged from eight to eighteen months.

Contractual Customer Relationships –Southern Maryland Cable, Inc. – The fair value of SMC's Contractual Customer Relationships (CCR's) was determined at the time of the acquisition of SMC by discounting the cash flows expected from SMC's continued relationships with three customers – General Dynamics Corp. (GD), Verizon Communications (VZ) and Southern Maryland Electric Cooperative (SMECO). Expected cash flows were based on historical levels, current and anticipated projects and general economic conditions. In some cases, the estimates of future cash flows reflect periods beyond those of the current contracts in place. While SMC's relationship with GD is relatively recent, SMC has performed work for VZ and SMECO for approximately twenty years and ten years, respectively. The long-term relationship with VZ and SMECO affected the discount rate used to discount expected cash flows as well as the Company's estimated weighted average cost of capital and SMC's asset mix. We are amortizing the CCR's over a seven year weighted average life given the long standing relationships SMC has with VZ and SMECO.

Contractual Customer Relationships - Vitarich Laboratories, Inc. – The fair value of the Contractual Customer Relationships at VLI (VCCR's) was determined at the time of the acquisition of VLI by identifying long established customer relationships in which VLI has a pattern of recurring purchase and sales orders. The Company estimated expected cash flows attributable to these existing customer relationships factoring in market place assumptions regarding future contract renewals, customer attrition rates and forecasted expenses to maintain the installed customer base. These cash flows were then discounted based on a rate that reflects the perceived risk of the VCCR's, the Company's estimated weighted average cost of capital and VLI's asset mix. VLI has had a relationship of five years or more with most if its currently significant customers. We are amortizing VCCR's over a five year life based on our expectations of continued cash flows from these relationships and our history of maintaining relationships.

Trade Names – The Company determined the fair value of the GPS and SMC Trade Names using a relief-from-royalty methodology. We believe the useful life of the GPS Trade Name is fifteen years, the period in which the Trade Name is expected to contribute to future cash flows. The Company also considered recognition by potential customers of a trade name such as GPS. We determined that the useful life of the trade name was indefinite since it is expected to contribute directly to future cash flows in perpetuity. The Company has also considered the effects of demand and competition including its customer base. While SMC is not a nationally recognized trade name, it is a regionally recognized name in the Mid-Atlantic region, SMC's primary region of operations. We are using the relief-from-royalty method described above to test the Trade Name for impairment annually on November 1 and on an interim basis if events or changes in circumstances between annual tests indicate the Trade Name might be impaired.

Proprietary Formulas - The fair value of the Proprietary Formulas (PF's) was determined at the time of the acquisition of VLI. Cash flows were developed based on employing a technology contribution approach to determine revenues associated with existing proprietary formulations.

Estimates regarding product life cycle and development costs were utilized in determining cash flow. The expected cash flows were discounted based using a rate that reflects the perceived risk of the PF's, the Company's weighted average cost of capital and VLI's asset mix. We are amortizing the PF's over a three year life based on the estimated contributory life of the PF's utilizing historical product life cycles and changes in technology. The Company recorded an impairment loss with respect to VLI's proprietary formulas as of November 1, 2005. (See Note 5)

Non-Compete Agreements - The fair value of the non-compete agreements we have entered into with three individuals were determined at the time of acquisitions by discounting the estimated reduction in the cash flows expected if the key employees, representing former owners were to leave. These key employees signed non-compete agreements prohibiting them from competing directly or indirectly for five years. The estimated reduced cash flows were discounted based on a rate that reflects the perceived risk of the non-compete agreement, the estimated weighted average cost of capital and the acquired Company's asset mix. We are amortizing the non-compete agreements over five years, the contractual length of the non-compete agreements.

Derivative Financial Instruments - The Company accounts for embedded derivative financial instruments as derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," and Emerging Issues Task Force Issue No. 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock." The derivative financial instruments are recognized on the consolidated balance sheet as either assets or liabilities and are measured at fair value. Changes in the fair value of derivatives are recorded each period in earnings or accumulated other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge transaction, and if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income are subsequently included in earnings in the periods in which earnings are affected by the hedged item. The determination of fair value for some of the company's derivative financial instruments is subject to the volatility of the company's stock price as well as certain underlying assumptions which include the probability of raising additional capital. In fiscal year 2007 the company began using interest rate swaps to hedge the fluctuation in interest rates for long term debt.

Revenue Recognition - Gemma Power Systems - GPS recognizes revenue pursuant to Statement of Position (SOP) No.81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Revenue is recognized under various construction agreements, including agreements under which revenue is based on a fixed price basis and cost-plus-fee. Revenues from cost-plus-fee construction agreements are recognized on the basis of costs incurred during the period plus the fee earned, measured using the cost-to-cost method. Revenues from fixed price construction agreements, including a portion of estimated profit, are recognized as services are provided, based on costs incurred and estimated total contract costs using the percentage of completion method. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Unapproved change orders, if any exist are accounted for in revenue and cost when it is probable that the cost will be recovered through a change in the contract price. In circumstances where recovery is considered probable but the revenue cannot be reliably estimated, cost attributable to change orders is deferred pending determination of contract price.

Revenue Recognition – Vitarich Laboratories, Inc. – Customer sales are recognized at the time products are shipped and title passes pursuant to the terms of the agreement with the customers, the amount due from the customer is fixed and collectibility is reasonably assured. Sales are recognized on a net basis which reflect reductions for certain product returns and discounts. All shipping and handling fees and related costs are recorded as components of cost of goods sold.

Revenue Recognition – Southern Maryland Cable, Inc. – The Company generates revenue under various arrangements, including contracts under which revenue is based on a fixed price basis and on a time and materials basis. Revenues from time and materials contracts are recognized when the related service is provided to the customer. Revenue from fixed price contracts, including a portion of estimated profit, is recognized as services are provided, based on costs incurred and estimated total contract costs using the percentage of completion method. Many of SMC's contracts consist of multi-deliverables. Because the projects are fully integrated undertakings, SMC cannot separate each component of the services provided. Losses on contracts, if any, are recognized in the period in which they become known.

Advertising Costs - The Company accounts for advertising costs in accordance with SOP 93-7 "Reporting on Advertising Costs." Costs related to specific marketing campaigns are deferred and expensed the first time the advertising takes place. All other advertising and promotion costs are expensed as incurred. At January 31, 2007, the Company had no deferred marketing campaign development costs or prepaid advertising supplies. At January 31, 2006, the Company had $33,000 of deferred marketing campaign development costs and $27,000 in prepaid advertising supplies recorded as prepaid expenses and other current assets in the accompanying balance sheet. During the year ended January 31, 2007 and 2006, the Company recognized advertising and promotion expense of $85,000 and $22,000, respectively.

Research and Development Expenditures – Vitarich Laboratories, Inc. – Research and development is a key component of VLI's business development efforts. VLI develops product formulations for its customers. VLI focuses its research and development capabilities particularly on new and emerging raw materials and products. Research and development expenses relate primarily to VLI's proprietary formulations and are expensed as incurred. The Company recorded $153,000 and $90,000 of research and development expenses during the years ended January 31, 2007 and 2006, respectively.

Income Taxes – The Company accounts for income taxes in accordance with FAS 109, "Accounting for Income Taxes", which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. FAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Fair Value of Financial Instruments – The carrying amount of certain of the Company's financial instruments, including accounts receivable and accounts payable, approximates fair value due to the relatively short maturity of such instruments. The Company's variable rate short-term line of credit and variable rate long-term debt approximate fair value because the interest rates are variable.

Earnings Per Share – Income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share represent net income divided by the weighted average number of common shares outstanding inclusive of the effects of dilutive securities. Outstanding stock options and warrants for the purchase of 474,000 and 298,000 shares of common stock were not included in the weighted average number of shares outstanding during the years ended January 31, 2007 and 2006, respectively, due to the Company's net loss and because the average market price of the Company's common stock was significantly below the average exercise prices for the stock options and warrants.

Stock-Based Compensation — On February 1, 2006, the Company adopted Statement of FAS 123R (revised 2004), "Share-based Payments," which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors using a fair based option pricing model, and eliminates the alternative to use the intrinsic value method of accounting for share-based payments. FAS 123R is effective for our fiscal year beginning February 1, 2006. Adoption of the expense provision of FAS 123R had a material impact on our result of operations. We have applied the modified prospective transition method; accordingly, compensation expense is reflected in the financial statements beginning February 1, 2006, with no restatement of prior periods. Compensation expense is recognized for awards that are granted, modified, repurchased or cancelled on or after February 1, 2006, as well as for the portion of awards previously granted that have not vested as of February 1, 2006. Share-based tax-affected compensation expense recognized under FAS 123R for the year ending January 31, 2007 was approximately $146,000. This resulted in a decrease of approximately three cents in both basic and diluted earnings per share for the year ended January 31, 2007. As of January 31, 2007, total unamortized compensation expense related to non-vested share-based compensation was $51,000 and is expected to be recognized in the fiscal year ending January 31, 2008.

Prior to the adoption of FAS 123R, the Company accounted for share-based awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations which provided that the compensation expense relative to the Company's employee stock options be measured based on the intrinsic value of the stock option. Under the intrinsic value method, no share-based compensation expense had been recognized in the Company's operating results because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant. In accordance with FAS 123, "Accounting for Stock-Based Compensation" and FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," the Company provided pro forma information regarding net earnings and net earnings per share as if compensation costs for the Company's share-based awards had been determined in accordance with the fair value method.

The following table illustrates the effect on net income and net income per common share if the Company had applied the fair value recognition provisions of FAS 123R to stock-based compensation for the year ending January 31, 2006:

Net loss, as reported	($9,508,000)
Add: Stock-based compensation recorded in the financial statements	--
Deduct: Total stock-based employee compensation expense determined under fair value based methods	(44,000)
Pro forma net loss	($9,552,000)
Basic and diluted loss per share:	
Basic and diluted – as reported	($2.76)
Basic and diluted – pro forma	($2.78)

We estimate the weighted average fair value of our options vested using a Black-Scholes option pricing model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of assumptions, including the expected stock price volatility. We estimated the fair values of employee stock options granted, including options issued or assumed from acquisitions, at the date of grant using the following weighted-average assumptions:

Risk-free interest rate	3.65%
Expected volatility	56%
Expected life	5 years
Dividend yield	0%

Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of trade accounts receivable, cash and investments.

AI's largest customers for the fiscal year ended January 31, 2007 included three power industry services customers, ALTRA Nebraska, LLC (ALTRA), Roseville Energy Park (REP) and Green Earth Fuels of Houston, LLC (GEF); two nutraceutical customers, TriVita Corporation (TVC) and Rob Reiss Companies (RRC); and three telecommunication customers, Electronic Data Systems (EDS), Southern Maryland Electric Cooperative (SMECO) and Verizon Communications (VZ). ALTRA, REP, TVC, EDS, GEF, RRC, VZ and SMECO accounted for 29%, 9%, 9%, 7%, 7%, 6%, 6% and 5% of consolidated net sales for the year ended January 31, 2007. TVC, SMECO, RRC, General Dynamics Corp. (GD), CyberWize.com, Inc. (C), Orange Peel Enterprises (OPE) and VZ accounted for 21%, 12%, 12%, 7%, 6%, 6% and 6%, respectively of consolidated net sales for the year ended January 31, 2006.

The Company holds cash or short-term financial instruments on deposit in a bank in excess of federally insured limits.

IMPACT OF RECENT ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. FIN 48 requires that the Company recognize in the consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN 48 will be effective for the Company, as of the beginning of the Company's fiscal year ending January 31, 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is still evaluating the impact of FIN 48 on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB No. 108 states that registrants should use both a balance sheet approach and income statement approach when quantifying and evaluating the materiality of a misstatement. SAB 108 also provides guidance on correcting errors under the dual approach as well as transition guidance for correcting previously immaterial errors that are now considered material. The provisions of SAB 108 must be initially applied to financial statements for the Companies fiscal year ended January 31, 2007. This guidance has not had any material impact on the consolidated financial condition or results of operations.

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 is effective for financial statements issued for Company's fiscal year beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect FAS 157 to have a significant impact on the consolidated financial statements.

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which provides companies with an option to report selected financial assets and liabilities at fair value. The objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The provisions of FAS 159 will be effective for the Company, as of the beginning of the Company's fiscal year ending January 31, 2009. The Company does not expect FAS 159 to have a significant impact on the consolidated financial statements.

NOTE 3 – ACQUISITION

Merger with Gemma Power Systems, LLC and its affiliates

On December 8, 2006 (Closing Date), pursuant to Agreements and Plans of Merger the Company acquired GPS, which provides a full range of development, consulting, engineering, procurement, construction, commissioning, operating and maintenance services to the power energy market for a wide range of customers including public utilities, independent power project owners, municipalities, public institutions and private industry. The results of operations for GPS have been included in the Company's consolidated financial statements since the Closing Date.

We paid a premium (i.e., goodwill) over the fair value of the net tangible and identified intangible assets acquired for a number of reasons, including the following:

- GPS has a broad range of experience in engineering and construction of boiler plants, cogeneration facilities, wood fired power plants, wind plants and other alternative fuel powered facilities. GPS has a very experienced and committed management team and exposure to state-of-the-art biofuel and ethanol refining technology in the rapidly growing alternative fuels sources industry. GPS has managed the engineering, procurement and construction of power plants for over 70 facilities.

- GPS had a backlog of gross revenue in the amount of $181.3 million as of the closing date for work to be performed on signed contracts within the next 18 months.

The acquisition purchase price was $31.1 million, consisting of $10.9 million in cash and $20.2 million from the issuance of 3,666,667 shares of AI common stock, with a fair market value at the closing date, of $5.50 per share (The Company used a $3.75 per share value in negotiating the purchase price with the former owners of GPS). The purchase price was funded by a new $8.0 million secured 4-year term loan which carries an interest rate of LIBOR plus 3.25% (Note 9). In addition, the Company raised $10.7 million through the private offering of 2,853,335 shares of AI common stock at a purchase price of $3.75 per share (Note 7 and 10). Pursuant to the acquisition agreement $12.0 million was deposited to an escrow account, of which the Company deposited $10.0 million to secure a letter of credit to support the issuance of bonding (Note 9) and the remaining $2.0 million due in purchase price if, for the twelve months ended December 31, 2007, the earnings of GPS before interest, taxes, depreciation and amortization ("EBITDA") adjusted for AI's corporate overhead charge, is more than $12.0 million.

The Company used the purchase method of accounting in accordance with FAS 141. The purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values, which were determined through a third party appraisal. The excess of the purchase price over those fair values was recorded as goodwill. Goodwill relating to GPS LLC in the amount of $10.3 million will be amortized for tax purposes on a straight line basis over 15 years. The remaining goodwill of $6.2 million is not amortizable for tax purposes. The Customer Relationships, Trade Name and Non-Compete Agreement will be amortized using the straight-line method. The following table summarizes the allocation of the purchase price:

	Estimated Fair Value	Weighted Average Useful Life
Cash and cash equivalents	$35,830,000	
Cash in escrow	2,692,000	
Contract receivable	8,955,000	
Investments available for sale	2,293,000	
Cost in excess of billings	1,118,000	
Other assets	200,000	
Intangibles:		
Customer relationships	6,678,000	7 - 18 months
Trade name	3,643,000	15 years
Non-compete agreement	534,000	5 years
Goodwill	16,476,000	
Total assets acquired	78,419,000	
Liabilities	46,484,000	
Deferred income taxes	833,000	
Total liabilities assumed	47,317,000	
Net assets acquired	$31,102,000	

The total purchase price for the acquisition was comprised of the following:

Cash payments	$10,735,000
Direct costs of the acquisition	200,000
Issuance of AI common stock	20,167,000
Total purchase price	$31,102,000

Cash payments	$10,735,000
Direct costs of the acquisition	200,000
Unrestricted cash acquired from GPS	(35,830,000)
Net cash/cash equivalents acquired	$24,895,000

The following unaudited pro forma consolidated results of operations assume that the acquisition of GPS, the new Bank financing of $8.0 million and the private offering of 2,853,335 shares, had occurred as of February 1 for each of the fiscal years shown below.

	For the year ended January 31,	
	2007	2006
Revenues	$ 169,579,000	$77,074,000
Net Income (loss)	2,226,000	(7,737,000)
Basic and diluted earnings (loss) per common share	$ 0.20	$ (0.78)

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

NOTE 4 – INVESTMENTS AVAILABLE-FOR-SALE

Investments are classified as available-for-sale and are stated at fair value based on market quotes. As of January 31, 2007, investments include municipal bonds with a cost and fair value of approximately $2.3 million. The following table summarizes investments by contractual maturity:

Due in one year or less	$ 1,331,000
Due after one year through three years	952,000
Due after three years	--
Total	$ 2,283,000

We expect that the majority of our investments will be sold within one year, regardless of maturity date. We primarily invest in fixed income debt instruments with an active resale market to ensure liquidity and the ability to readily convert these investments into cash to fund current operations or other cash requirements, as needed. Accordingly, we have classified all investments as current assets in the accompanying balance sheet. Unrealized gains and losses have not been significant and are recorded as a component of other comprehensive income.

NOTE 5 – INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the year ended January 31, 2007 and 2006, are as follows:

	SMC	VLI	GPS	Total
Balance as of February 1, 2005	$940,000	$6,410,000	$ --	$7,350,000
Additional Consideration and Earn back Agreement related to the acquisition of VLI	--	5,965,000	--	5,965,000
Impairment charge (Note 6)		(5,810,000)	--	(5,810,000)
Balance as of January 31, 2006	940,000	6,565,000	--	7,505,000
Goodwill acquired in the acquisition of GPS	--	--	16,476,000	16,476,000
Balance as of January 31, 2007	$940,000	$6,656,000	$16,476,000	$23,981,000

The VLI merger agreement contained provisions for the payment of additional consideration ("Additional Consideration") by the Company to the former VLI shareholder to be satisfied in the Company's common stock and cash if certain EBITDA thresholds for the twelve months ended February 28, 2005 were met. The Company's Additional Consideration was approximately $275,000 in cash, $2.7 million in a subordinated note and approximately 348,000 shares of AI common stock with a fair value of $2.1 million or $6.00 per share utilizing the quoted market price on February 28, 2005.

On July 5, 2005, the Company and Thomas entered into an agreement (Earn Back Agreement) concerning the calculation of Additional Consideration due Thomas. In the Earn Back Agreement, the Company agreed to pay Thomas $594,000 in a subordinated note and 76,645 shares of the Company's common stock valued at $5.50 per share utilizing the quoted market price on July 5, 2005. The $1,015,000 of Additional Consideration has been recorded by the Company as additional purchase consideration and an increase in goodwill.

The Company's other intangible assets consist of the following at January 31, 2007:

	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:				
Contractual Customer Relationships	5-7 years	$ 2,854,000	$1,463,000	$ 1,391,000
Customer Relationships - GPS	1-2 years	6,678,000	956,000	5,722,000
Proprietary Formulas	3 years	1,813,000	1,545,000	268,000
Non-Compete Agreement	5 years	2,334,000	886,000	1,448,000
Trade Name - GPS	15 years	3,643,000	35,000	3,608,000
Unamortized intangible assets:				
Trade Name - SMC	Indefinite	224,000	--	224,000
Total intangible assets		$17,546,000	$4,885,000	$12,661,000

During the year ended January 31, 2006, the Company recorded an impairment loss with respect to proprietary formulas at VLI of $687,000 (Note 6).

Amortization of intangible assets excluding the impairment loss is as follows:

	Years ended January 31, 2007	2006
Amortized intangible assets:		
Contractual Customer Relationships	$ 503,000	$503,000
Customer Relationships - GPS	956,000	--
Proprietary Formulas	458,000	740,000
Non-Compete Agreement	376,000	360,000
Trade Name - GPS	35,000	--
Total amortization expense excluding impairment loss	$2,328,000	$1,603,000

Estimated intangible asset amortization expense for each of the next five fiscal years is as follows:

2008	$ 6,298,000
2009	2,117,000
2010	897,000
2011	399,000
2012	334,000

NOTE 6 – IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

During the year ended January 31, 2006, as a result of our annual impairment analysis, we determined that the goodwill of VLI was impaired. VLI experienced revenue levels well below expectations due to weaker than anticipated sales of products. In addition, VLI had gross margins which were lower than VLI's historical experience. The decline was due to VLI's slow reaction to passing along price increases for increased costs of non-nutritional components of its products caused by the spike in oil prices. VLI also experienced increased costs due to outsourcing of the manufacture of certain products at levels greater than anticipated. Also contributing to lower margins were the impact of the costs associated with its certification as a good manufacturing practices facility. The recent under-performance of VLI's financial results reduced the estimate of future cash flows which were discounted based on a rate that reflects the perceived risk of our investment in VLI to determine its fair value. During the twelve months ended January 31, 2006, we recorded a goodwill impairment charge of $5,810,000.

During the year ended January 31, 2006, we determined that VLI's proprietary formulas were impaired. VLI's revenues were below levels anticipated at the time VLI was acquired. Proprietary formulas generated less revenue than originally projected at the time of acquisition. Proprietary formula's, as a result, were determined to be impaired because the carrying amount was not fully recoverable through anticipated future gross cash flows. Accordingly, the Company determined the fair value of the proprietary formula's and compared it to its carrying amount. The Company recorded an impairment loss of $687,000, as this is the amount by which the carrying amount exceeded fair value.

NOTE 7 - RELATED PARTY TRANSACTIONS

On December 8, 2006, the Company completed a private offering of 2,853,335 shares of common stock at a negotiated purchase price of $3.75 per share for aggregate proceeds of $10.7 million. The proceeds, of which, were used towards the purchase of GPS. The purchase price was set prior to the closing date of the GPS acquisition. Two of the investors, MSRI SBIC, L.P. ("MSRI") and MSR Fund II, L.P., which acquired 92,793 and 440,540 shares in the offering, respectively, are controlled by Daniel Levinson, a director of the Company. Two other investors, Allen & Company LLC and Allen SBH Investments, LLC (Allen SBH) which acquired 80,000 and 266,667 shares in the offering, respectively, are affiliates of James Quinn, a director of the Company. In addition, James Quinn acquired 26,667 shares for his own account.

On May 4, 2006, the Company completed a private offering of 760,000 shares of common stock at a price of $2.50 per share for aggregate proceeds of $1.9 million. The Company used $1.8 million of the proceeds to pay down the subordinated note due Kevin Thomas, the remaining proceeds were used for general corporate purposes. Allen SBH and James Quinn acquired 120,000 and 40,000 shares in the offering, respectively. In addition, MSRI acquired 240,000 shares in the offering.

On January 28, 2005, the Company sold and issued to MSRI 129,032 shares (the "Shares") of common stock of the Company pursuant to a Subscription Agreement between the Company and MSRI (the "Subscription Agreement"). The Shares were issued at a purchase price of $7.75 per share ("Share Price"), yielding aggregate proceeds of $999,998. The Shares were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

Pursuant to the Subscription Agreement, the Company agreed to issue additional shares of Common Stock to MSRI in accordance with the Subscription Agreement under certain conditions upon the earlier of (i) the Company's issuance of additional shares of Common Stock having an aggregate purchase price of at least $2,500,000 for a consideration per share less than $7.75, subject to certain exclusions; or (ii) ninety percent of the average bid price of Argan's common stock for the thirty days ended July 31, 2005 if the price was less than $7.75, less the 129,032 shares previously issued. Any additional shares issued would effectively reduce the MSRI's purchase price per common share as set forth in the Subscription Agreement.

The provision in the agreement which allowed MSRI to receive additional shares under certain conditions represented a derivative under FAS 133 "Accounting for Derivative Instruments and Hedging Activities." Accordingly at January 31, 2005, $139,000 of the proceeds received upon issuance was accounted for as a liability for derivative financial instrument. This liability relates to the obligation to issue MSRI additional shares under certain conditions. The derivative financial instrument was subject to adjustment for changes in fair value subsequent to issuance. The fair value adjustment loss of $343,000 was recorded during the year ended January 31, 2006 and included in other expense and net loss. The liability aggregating $482,000 was settled in a non-cash transaction by the issuance of 95,321 shares of the Company's common stock on August 13, 2005.

The Company retained MSRI under a consulting arrangement to assist in identifying and meeting potential equity investors. Under this consulting arrangement, the Company paid MSRI $100,000 during the year ended January 31, 2006.

On January 31, 2005, the Company entered into a Debt Subordination Agreement with Kevin Thomas (Thomas), the former owner of VLI, for the cash portion of the Additional Consideration aggregating $3,292,000 the Company owed Thomas. The Subordinated debt had an original maturity of August 1, 2006 and had an interest rate of 10%. On May 5, 2006, the Company entered into an extension with Thomas of the maturity date of the subordinated note to August 1, 2007. On May 8, 2006, the Company utilized $1.8 million of the proceeds from the May 2006 private placement to reduce the amount of the note. The remaining principal and interest due on this note was paid on August 31, 2006 utilizing the aforementioned $1.5 million 3 year term note.

EBITDA not to exceed 1.75 to 1 for the year ended January 31, 2007 and not to exceed 1.50 to 1 for future quarters. The Bank's consent continues to be required for acquisitions and divestitures. The Company continues to pledge the majority of the Company's assets to secure the financing arrangements.

The amended financing arrangement contains a subjective acceleration clause which allows the Bank to declare amounts outstanding under the financing arrangements due and payable if certain material adverse changes occur. The Company believes that it will continue to comply with its financial covenants under the financing arrangement. If the Company's performance does not result in compliance with any of its financial covenants, or if the Bank seeks to exercise its rights under the subjective acceleration clause referred to above, the Company would seek to modify its financing arrangement, but there can be no assurance that the Bank would not exercise their rights and remedies under the financing arrangement including accelerating payment of all outstanding senior debt due and payable.

At January 31, 2007, the Company was in compliance with the covenants of its amended financing arrangements.

NOTE 10 – PRIVATE OFFERINGS OF COMMON STOCK

On December 8, 2006, the Company completed a private offering of 2,853,335 shares of common stock at a price of $3.75 per share for aggregate proceeds of $10.7 million.

On May 4, 2006, the Company completed a private offering of 760,000 shares of common stock at a price of $2.50 per share for aggregate proceeds of $1.9 million. The Company used $1.8 million of the proceeds to pay down a subordinated note due Kevin Thomas. The remainder of the proceeds were used for general corporate purposes.

See Note 7 for related party information in connection with the private offerings of common stock.

NOTE 11 - STOCK BASED COMPENSATION

At January 31, 2007, the Company has a stock option plan which was established in August 2001 (Plan). Under the Plan, the Company's Board of Directors may grant stock options to officers, directors and key employees. The Plan was amended in April 2003 to authorize the grant of options for up to 250,000 shares of common stock.

Stock options granted may be "Incentive Stock Options" ("ISOs") or "Nonqualified Stock Options" (NSOs"). ISOs have an exercise price at least equal to the stock's fair market value at the date of grant, a ten year term and vest and become fully exercisable one year from the date of grant. NSOs may be granted at an exercise price other than the stock's fair market value at the date of grant and have up to a ten year term, and vest and become fully exercisable as determined by the Board.

As a result of adopting FAS 123(R) on February 1, 2006, the Company's loss before income taxes for the year ended January 31, 2007, was approximately $237,000, more than if it had continued to account for share based compensation under APB 25. Basic and diluted loss per share for the year ended January 31, 2007 would have been $0.04, more than if it had continued to account for share based compensation under APB 25.

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes option-pricing model based on the following weighted average assumptions:

	Year Ended January 31,		
	2007		2006
Dividend yield	--		--
Expected volatility	57%		56%
Risk-free interest rate	5.03%		3.65%
Expected life in years	5		5

A summary of stock option activity under the Plan during the years ended January 31, 2007 and 2006 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contract Term	Aggregate Intrinsic Value
Outstanding at January 31, 2006	73,000	$ 7.84		
Granted	176,000	$ 2.81		
Exercised	--			
Forfeited or expired	(5,000)	$ 7.79		
Outstanding at January 31, 2007	244,000	$ 4.20	8.2	$476,000
Vested or expected to vest January 31, 2007	228,000	$ 4.08	8.1	$416,000
Exercisable at January 31, 2007	228,000	$ 4.08	8.1	$416,000

The per share weighted average grant date fair value of options granted during the year ended January 31, 2007 and 2006 was $1.55 and $1.95, respectively. No options were exercised during the years ended January 31, 2007 and 2006. At January 31, 2007, there was $51,000 unrecognized compensation cost related to stock options granted under the Plan. The weighted-average period over which the compensation expense for these awards is expected to be recognized is during the fiscal year ending January 31, 2008.

A summary of the status of the Company's nonvested shares as of January 31, 2007, and changes during the year then ended, is present below:

	Shares	Aggregate Intrinsic Value
Nonvested at January 31, 2006	16,000	
Granted	176,000	
Vested	(176,000)	
Forfeited	--	
Nonvested at January 31, 2007	16,000	$ 3.63

The fair value of nonvested shares is determined using the Black-Scholes option-pricing model based on the excess of the opening trading price of the Company's shares on the grant date in excess of exercise price.

In connection with the Company's private placement in April 2003, the Company issued warrants to purchase shares of the Company's common stock at a price of $7.75 per share with a ten year term. 180,000 of the warrants were granted to three individuals who became the executive officers of the Company upon completion of the offering. In addition, MSR Advisors, Inc. (MSR) received warrants to purchase 50,000 shares of the Company's stock. A director of the Company is the Chief Executive Officer of MSR. The fair value of the warrants of $849,000 was recognized as offering costs. All warrants are exercisable.

At January 31, 2007, there were 474,000 shares of the Company's common stock reserved for issuance upon exercise of stock options and warrants.

NOTE 12– INCOME TAXES

Income tax (benefit) expense related to continuing operations for the years ended January 31, 2007 and 2006 is as follows:

	2007	2006
Current:		
Federal	$ 866,000	$ 8,000
State	226,000	67,000

	1,092,000	75,000
Deferred:		
Federal	(846,000)	(844,000)
State	(157,000)	(153,000)
	(1,003,000)	(997,000)
Total tax expense (benefit)	$ 89,000	($922,000)

The actual income tax benefit for the years ended January 31, 2007 and 2006 differs from the "expected" tax computed by applying the U.S. Federal corporate income tax rate of 34% to income from continuing operations before income tax as follows:

	2007	2006
Computed "expected" tax benefit	$ (8,000)	$(3,546,000)
Increase (decrease) resulting from:		
State income taxes, net	27,000	(333,000)
Permanent differences	70,000	2,957,000
	$ 89,000	$ (922,000)

Permanent differences for the year ended January 31, 2006, include a non-cash loss on liability for derivative financial instruments of $1,930,000 and an impairment loss of $5,810,000 with respect to VLI's goodwill.

The tax effects of temporary differences for continuing operations that give rise to deferred tax assets and liabilities at January 31, 2007 and 2006 are as follows:

	2007	2006
Assets:		
Inventory and receivable reserves	$ 91,000	$ 77,000
Accrued vacation	87,000	53,000
Accrued legal fees	221,000	147,000
Net operating loss	--	143,000
Other	113,000	23,000
	512,000	443,000
Liabilities:		
SMC cash to accrual adjustment	--	86,000
Property and equipment	308,000	462,000
Purchased intangibles	1,584,000	1,562,000
Other	91,000	--
	1,983,000	2,110,000
Net deferred tax liabilities	$1,471,000	$1,667,000

NOTE 13– SEGMENT REPORTING

Effective with the acquisition of GPS, the Company has three operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance.

The Company's three reportable segments are power industry services, telecom infrastructure services and nutraceutical products. The Company conducts its operations through its wholly owned subsidiaries – GPS, VLI and SMC. The "Other" column includes the Company's corporate and unallocated expenses.

The Company's reportable segments are organized in separate business units with different management, customers, technology and services. The respective segments account for the respective businesses using the accounting policies in Note 2.

The following information is for the year ended January 31, 2007, except for total assets and goodwill which is as of January 31, 2007:

	Power Industry Services	Nutraceutical Products	Telecom Infrastructure Services	Other	Consolidated
Net sales	$33,698,000	$20,842,000	$14,327,000	$ --	$68,867,000
Cost of sales	30,589,000	16,549,000	11,479,000	--	58,617,000
Gross profit	3,109,000	4,293,000	2,848,000	--	10,250,000
Selling, general and administrative expenses	1,288,000	4,542,000	1,636,000	2,397,000	9,863,000
1,821,000	(249,000)	1,212,000	(2,397,000)	387,000	
Interest expense	101,000	360,000	42,000	257,000	760,000
Interest income	(287,000)	--	(10,000)	(52,000)	(349,000)
Income (loss) before income taxes	$2,007,000	($609,000)	$1,180,000	($2,602,000)	(24,000)
Income tax expense					(89,000)
Net loss					$ (113,000)
Depreciation and amortization	$31,000	$566,000	$474,000	$294,000	$1,365,000
Amortization of intangibles	$1,007,000	$1,218,000	$103,000	--	$2,328,000
Goodwill	$16,476,000	$6,565,000	$940,000	--	$23,981,000
Total Assets	$97,454,000	$15,851,000	$5,347,000	$2,478,000	$121,130,000
Fixed asset additions	--	$387,000	$540,000	$8,000	$935,000

The following information is for the year ended January 31, 2007, except for total assets and goodwill which is as of January 31, 2007:

	Nutraceutical Products	Telecom Infrastructure Services	Other	Consolidated
Net sales	$17,702,000	$10,750,000	$ --	$28,452,000
Cost of sales	13,842,000	8,543,000	--	22,385,000
Gross profit	3,860,000	2,207,000	--	6,067,000
Selling, general and administrative expenses	4,162,000	1,549,000	1,758,000	7,469,000
Impairment loss[1]	6,497,000	--	--	6,497,000
(Loss) income from operations	(6,799,000)	658,000	(1,758,000)	(7,899,000)
Interest expense	364,000	56,000	186,000	606,000
Other income (loss), net	--	5,000	(1,930,000)[2]	(1,925,000)
(Loss) income before income taxes	($7,163,000)	$607,000	($3,874,000)	(10,430,000)
Income tax benefit				922,000
Net loss				($9,508,000)
Depreciation and amortization	$399,000	$404,000	$273,000	$1,076,000
Amortization of intangibles	$1,500,000	$103,000	--	$1,603,000
Goodwill	$6,565,000	$940,000	--	$7,505,000
Total Assets	$17,768,000	$5,245,000	$609,000	$23,622,000
Fixed asset additions	$1,173,000	$307,000	--	$1,480,000

(1) Impairment loss for VLI includes an impairment charge to goodwill of $5,810,000 and to proprietary formulas of $687,000.

(2) Includes $1,930,000 for non-cash loss on liability for derivative financial instruments.

AI's largest customers for the fiscal year ended January 31, 2007 included three power industry services customers, ALTRA Nebraska, LLC (ALTRA), Roseville Energy Park (REP) and Green Earth Fuels of Houston, LLC (GEF); two nutraceutical customers, TriVita Corporation (TVC) and Rob Reiss Companies (RRC); and three telecommunication customers, Electronic Data Systems (EDS), Southern Maryland Electric Cooperative (SMECO) and Verizon Communications (VZ). ALTRA, REP, TVC, EDS, GEF, RRC, VZ and SMECO accounted for 29%, 9%, 9%, 7%, 7%, 6%, 6% and 5% of consolidated net sales for the year ended January 31, 2007. TVC, SMECO, RRC, General Dynamics Corp. (GD), CyberWize.com, Inc. (C), Orange Peel Enterprises (OPE) and VZ accounted for 21%, 12%, 12%, 7%, 6%, 6% and 6%, respectively of consolidated net sales for the year ended January 31, 2006. Substantially all of the assets and sales are located in the United States.

NOTE 14 – COMMITMENTS

The Company and its subsidiaries have entered into various non-cancelable operating leases for facilities, machinery, equipment and trucks. The Company leases office, warehouse and manufacturing facilities under operating leases expiring in fiscal years 2008, 2009 and 2012. None of the Company's leases include significant amounts for incentives, rent holidays, penalties, or price escalations. Under the lease agreements, the Company is obligated to pay property taxes, insurance, and maintenance costs. Certain leases contain renewal options. Total rent expense for all operating leases including related parties was approximately $657,000 and $601,000 for the years ended January 31, 2007 and

2006, respectively. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of January 31, 2007:

2008	$ 656,000
2009	491,000
2010	378,000
2011	98,000
2012	74,000
Thereafter	587,000
	$ 2,284,000

The Company has also separately financed vehicles and machinery which will be substantially repaid over the next 24 months with a weighted average interest rate of 8.03% and 7.42% at January 31, 2007 and 2006, respectively. Information regarding these loans is included in the table below:

	2007	2006
Long-term debt	$176,000	$287,000
Less: Current portion	86,000	111,000
Long-term debt excluding current portion	$90,000	$176,000

Minimum repayments of principal under vehicle and machinery financings are as follows:

2008	$ 86,000
2009	81,000
2010	9,000
	176,000
Less: Amount representing interest	(17,000)
	$159,000

NOTE 15 - WESTERN FILTER CORPORATION LITIGATION

On March 22, 2005, WFC filed a civil action against the Company, and its executive officers. The suit was filed in the Superior Court of the State of California for the County of Los Angeles. WFC purchased the capital stock of the Company's wholly owned subsidiary, Puroflow Incorporated, pursuant to the terms of the Stock Purchase Agreement dated October 31, 2003. WFC alleged that the Company and its executive officers breached the Stock Purchase Agreement between WFC and the Company and engaged in misrepresentations and negligent conduct with respect to the Stock Purchase Agreement. WFC sought declaratory relief, compensatory and punitive damages in an amount to be proven at trial as well as the recovery of attorney's fees. This action was removed to the United States District Court for the Central District of California.

This case was scheduled for trial on April 10, 2007. On March 15, 2007, the District Court granted the Company and its executive officers' motion for summary judgment, thereby dismissing WFC's lawsuit against the Company and its executive officers in its entirety. WFC has filed a notice of appeal and the Company will vigorously contest WFC's claim.

Although the Company has reviewed WFC's claim and believes that substantially all of the claims are without merit, at January 31, 2007, the Company has recorded an accrual of approximately $286,000 for subsequent legal services and estimated legal fees related to potential ongoing legal costs of the WFC claim that it considers to be probable and that can be reasonably estimated. It is possible however, that the ultimate resolution of WFC's claim could result in a material adverse effect on the Company's results of operations for a particular reporting period.

In the normal course of business, the Company has pending claims and legal proceedings. It is the opinion of the Company's management, based on information available at this time, that none of the other current claims and proceedings will have a material effect on the Company's consolidated financial statements.

NOTE 16 – DEFINED CONTRIBUTION PLAN

The Company has a 401-(K) Savings Plan covering all of its employees, whereby the Company makes discretionary contributions for its eligible employees. The Company's expense for these defined contribution plans totaled approximately $39,000 and $15,000 for the years ended January 31, 2007 and 2006, respectively.

NOTE 17 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes is as follows:

	Years Ended January 31	
	2007	**2006**
Interest	$ 526,000	$ 350,000
Income taxes	$ 147,000	$ 151,000

Non-cash investing and financing activities are as follows:

	Years Ended January 31	
	2007	**2006**
Fair value of common stock issued in connection with the GPS combination	$20,167,000	$ --
Fair value of common stock issued to MSR	-	482,000
Fair value of common stock issued to Kevin Thomas	-	5,212,000
Net decrease in unrealized investment loss	(6,000)	--
Net decrease in fair value of interest rate swaps	(2,000)	--

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including Chief Executive Officer, and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 of the Securities Exchange Act of 1934). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures are effective in timely alerting them of material information relating to the Company that is required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934.

(b) Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 and for the assessment of the effectiveness of Internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information required by this item will be incorporated by reference to a definitive proxy statement involving the election of directors, which is expected to be filed by us pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 10. EXECUTIVE COMPENSATION

The information required by this item will be incorporated by reference to a definitive proxy statement involving the election of directors, which is expected to be filed by us pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this item will be incorporated by reference to a definitive proxy statement involving the election of directors, which we expect to be filed pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item will be incorporated by reference to a definitive proxy statement involving the election of directors, which we expect to be filed pursuant to Regulation 14A, within 120 days after the close of our fiscal year.

ITEM 13. EXHIBITS

Exhibit No.	Description
3.1	Certificate of Incorporation, as amended. Incorporated by reference to Company's Form 10-KSB filed with the Securities and Exchange Commission on April 27, 2004.
3.2	Bylaws. Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on October 15, 1991, (Registration No. 33-43228).
4.1	Stock Purchase Agreement dated as of May 4, 2006 between Argan, Inc. and the purchasers identified on Schedule A attached thereto. (b)

4.2.1	Escrow Agreement dated as of May 4, 2006 between Argan, Inc. and the purchasers identified on Schedule A attached thereto. [b]
4.3	Stock Purchase Agreement dated as of December 8, 2006 by and among Argan, Inc. and the purchasers identified on Schedule A attached thereto. [a]
4.4	Stock Purchase Agreement dated as of December 8, 2006 by and between Argan, Inc. and Argan Investments LLC.
4.5	Registration Rights Agreement dated as of December 8, 2006 by and between Argan, Inc. and Argan Investments LLC.
4.6	Escrow Agreement dated as of December 8, 2006 by and among Argan, Inc., the purchasers identified on Schedule A attached thereto and Robinson & Cole LLP.
4.7	Registration Rights Agreement dated as of December 8, 2006 by and among Argan, Inc., William F. Griffin, Jr. and Joel M. Canino.
4.8	Escrow Agreement, dated as of December 8, 2006 by and among the Argan, Inc., William F. Griffin, Jr., Joel M. Canino, Michael Price and Curtin Law Roberson Dunigan & Salans, P.C
10.1	2001 Incentive Stock Option Plan. Incorporated by reference to the Company's Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on August 6, 2001.
10.2	Form of Common Stock Purchase Warrant dated April 29, 2003. Incorporated by reference to Company's Form 10-KSB filed with the Securities and Exchange Commission on April 27, 2004.
10.3	Employment Agreement dated as of August 31, 2004 by and between AGAX/VLI Acquisition Corporation and Kevin J. Thomas. Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on September 7, 2004.
10.4	Employment Agreement dated as of January 3, 2005 by and between Argan, Inc. and Rainer H. Bosselmann. Incorporated by reference to the Company's Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 5, 2005.
10.5	Employment Agreement dated as of January 3, 2005 by and between Argan, Inc. and Arthur F. Trudel, Jr. Incorporated by reference to the Company's Form 8-K dated January 3, 2005, filed with the Securities and Exchange Commission on January 5, 2005.
10.6	Debt Subordination Agreement dated as of January 31, 2005 by and among Argan, Inc.,Kevin J. Thomas, Southern Maryland Cable, Inc., and Bank of America, N.A. (included as Exhibit A, a Form of Subordinated Term Note). Incorporated by reference to the Company's Form 8-K dated January 31, 2005, filed with the Securities and Exchange Commission on February 4, 2005.
10.7	Subscription Agreement dated as of January 28, 2005 between Argan, Inc. and MSR I SBIC, L.P. Incorporated by reference to the Company's Form 8-K, dated January 28, 2005, filed with the Securities and Exchange Commission on February 2, 2005.
10.8	Registration Rights Agreement dated as of January 28, 2005 between Argan, Inc. and MSR I SBIC, L.P. Incorporated by reference to the Company's Form 8-K, dated January 28, 2005, filed with the Securities and Exchange Commission on February 2, 2005.
10.9	Debt Subordination Agreement dated as of January 31, 2005 by and among Argan, Inc., Kevin J. Thomas, Southern Maryland Cable, Inc. and Bank of America, N.A. Incorporated by reference to the Company's Form 8-K, dated January 31, 2005, filed with the Securities and Exchange Commission on February 4, 2005.

10.10 Letter Agreement dated July 5, 2005 by and among Argan, Inc., Vitarich Laboratories, Inc. and Kevin J. Thomas. Incorporated by reference to the Company's Form 8-K, dated July 5, 2005, filed with the Securities and Exchange Commission on July 7, 2005.

10.11 Subordinated Term Note, effective as of June 30, 2005, issued by Argan, Inc. to Kevin J. Thomas. Incorporated by reference to the Company's Form 8-K, dated July 5, 2005, filed with the Securities and Exchange Commission on July 7, 2005.

10.12 Amended and Restated Debt Subordination Agreement, effective as of June 30, 2005, by and among Argan, Inc., Kevin J. Thomas, Southern Maryland Cable, Inc. and Bank of America, N.A. Incorporated by reference to the Company's Form 8-K, dated July 5, 2005, filed with the Securities and Exchange Commission on July 7, 2005.

10.13 Letter Agreement dated January 28, 2005 by and among Argan, Inc., Vitarich Laboratories, Inc. and Kevin J. Thomas. Incorporated by reference to the Company's Form 8-K, dated August 19, 2005, filed with the Securities and Exchange Commission on August 22, 2005.

10.14 Fifth Amendment to Financing and Security Agreement, dated as of November 7, 2005, by and among Argan, Inc., Southern Maryland Cable, Inc., Vitarich Laboratories, Inc. and Bank of America, N.A. Incorporated by reference to the Company's Form 8-K, dated November 7, 2005, filed with the Securities and Exchange Commission on November 10, 2005.

10.15 Lease Agreement between Kevin J. Thomas and Vitarich Lavoratories, Inc., dated March 1, 2006. (a)

10.16 Lease Agreement between Kevin J. Thomas and Vitarich Lavoratories, Inc., dated March 1, 2006. (a)

10.17 Amended and Restated Financing and Security Agreement dated as of May 5, 2006 by and among Argan, Inc., Southern Maryland Cable, Inc., Vitarich Laboratories, Inc. and Bank of America, N.A. (d)

10.18 Third Amended and Restated Revolving Credit Note dated as of May 5, 2006 issued by Argan, Inc., Southern Maryland Cable, Inc. and Vitarich Laboratories, Inc. in favor of Bank of America, N.A. (d)

10.19 Second Amended and Restated Debt Subordination Agreement dated as of May 5, 2006 by and among Kevin J. Thomas, Argan, Inc., Southern Maryland Cable, Inc., Vitarich Laboratories, Inc. and Bank of America, N.A. (d)

10.20 [Form of] 2006 Term Note to be issued by Argan, Inc., Southern Maryland Cable, Inc. and Vitarich Laboratories, Inc. in favor of Bank of America, N.A. upon satisfaction of certain conditions. (d)

10.21 Amended and Restated Subordinated Term Note dated May 5, 2006 issued by Argan, Inc. in favor of Kevin J. Thomas. (d)

10.22 Membership Interest Purchase Agreement, dated as of December 6, 2006, by and among, Argan, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California, William F. Griffin, Jr. and Joel M. Canino. (e)

10.23 Stock Purchase Agreement, dated as of December 8, 2006, by and among Argan, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California, William F. Griffin, Jr. and Joel M. Canino. (e)

10.24 Employment Agreement dated as of December 8, 2006 by and between Gemma Power Systems, LLC and Joel M. Canino. (e)

10.25 Employment Agreement dated as of December 8, 2006 by and between Gemma Power Systems, LLC and William M. Griffin, Jr. (e)

10.26	Second Amended and Restated Financing and Security Agreement dated December 11, 2006 by and among Argan, Inc., Southern Maryland Cable, Inc., Vitarich Laboratories, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California, Gemma Power Hartford, LLC and Bank of America, N.A. (e)
10.27	Fourth Amended and Restated Revolving Credit Note dated December 11, 2006, issued by Argan, Inc., Southern Maryland Cable, Inc., Vitarich Laboratories, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California and Gemma Power Hartford, LLC in favor of Bank of America, N.A. (e)
10.28	Amended and Restated 2006 Term Note dated December 11, 2006, issued by Argan, Inc., Southern Maryland Cable, Inc., Vitarich Laboratories, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California and Gemma Power Hartford, LLC in favor of Bank of America, N.A. (e)
10.29	Acquisition Term Note dated December 11, 2006, issued by Argan, Inc., Southern Maryland Cable, Inc., Vitarich Laboratories, Inc., Gemma Power Systems, LLC, Gemma Power, Inc., Gemma Power Systems California and Gemma Power Hartford, LLC in favor of Bank of America, N.A. (e)
10.30	Pledge, Assignment and Security Agreement dated as of December 8, 006 by Argan, Inc. (on behalf of Southern Maryland Cable, Inc.) in favor of Bank of America, N.A. (e)
10.31	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Vitarich Laboratories, Inc.) in favor of Bank of America, N.A. (e)
10.32	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Gemma Power Systems, LLC) in favor of Bank of America, N.A. (e)
10.33	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Gemma Power, Inc.) in favor of Bank of America, N.A. (e)
10.34	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Argan, Inc. (on behalf of Gemma Power Systems California) in favor of Bank of America, N.A. (e)
10.35	Pledge, Assignment and Security Agreement dated as of December 8, 2006 by Gemma Power Systems, LLC (on behalf of Gemma Power Hartford, LLC) in favor of Bank of America, N.A. (e)
10.36	Pledge and Assignment Agreement dated as of December 8, 2006 by Argan, Inc. in favor of Bank of America, N.A. for the benefit of Travelers Casualty and Surety Company of America. (e)
14.1	Code of Ethics. Incorporated by reference to Company's Form 10-KSB filed with the Securities and Exchange Commission on April 27, 2004.
14.2	Argan, Inc. Code of Conduct (Amended January 2007).(f)
16	Letter from Ernst & Young, LLP to U.S. Securities and Exchange Commission dated May 23, 2006.(c)
21	Subsidiaries of the Company.(f)
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm. (f)
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.(f)

31.1	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002.[f]
31.2	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002.[f]
32.1	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002.[f]
32.2	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002.[f]

(a) Incorporated by reference to the Company's Form 8-K, dated March 1, 2006, filed with the Securities and Exchange Commission on March 6, 2006.
(b) Incorporated by reference to the Company's Form 8-K, dated May 4, 2006, filed with the Securities and Exchange Commission on May 9, 2006.
(c) Incorporated by reference to the Company's Form 8-K, dated May 18, 2006, filed with the Securities and Exchange Commission on May 23, 2006.
(d) Incorporated by reference to the Company's Form 8-K, dated May 5, 2006, filed with the Securities and Exchange Commission on May 11, 2006.
(e) Incorporated by reference to the Company's Form 8-K, dated December 8, 2006, filed with the Securities and Exchange Commission on December 14, 2006.
(f) Filed herewith

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Accountants

The following table shows the fees for professional services provided by Grant Thornton LLP for the fiscal year ended January 31, 2007 and by Ernst & Young LLP for the fiscal year ended January 31, 2006.

	2007	2006
Audit Fees	$305,000	$573,000
Audit-Related Fees	28,000	5,000
Tax Fees	56,000	38,500
All Other Fees	5,000	--
Total	$394,000	$616,500

Audit Fees. This category includes the audit of the Company's annual financial statements, review of financial statements included in the Company's Form 10-QSB quarterly reports and services that are normally provided by the independent auditors in connection with SEC registration statements, assistance with SEC comment letters and accounting and reporting consultation for those fiscal years.

Audit Related Fees. This category consists of professional services for due diligence in connection with proposed acquisitions.

Tax Fees. This category consists of professional services rendered for tax compliance, tax advice and tax planning.

All Other Fees This category consists of services related to assistance with documenting internal control policies and procedures over financial reporting.

Audit Committee Pre-Approval Policies and Procedures

Before an accountant is engaged by the Company to render audit or non-audit services, the engagement is approved by the Company's Audit Committee.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGAN, INC.

By: /s/ Rainer H. Bosselmann
Rainer H. Bosselmann
Chairman of the Board and Chief Executive Officer
Dated: April 23, 2007

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Rainer H. Bosselmann Rainer H. Bosselmann	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 23, 2007
/s/ Arthur F. Trudel Arthur F. Trudel	Senior Vice President and Chief Financial Officer and Secretary (Principal Accounting and Financial Officer)	April 23, 2007
/s/ DeSoto S. Jordan DeSoto S. Jordan	Director	April 23, 2007
/s/ Daniel A. Levinson Daniel A. Levinson	Director	April 23, 2007
/s/ T. Kent Pugmire T. Kent Pugmire	Director	April 23, 2007
/s/ James W. Quinn James W. Quinn	Director	April 23, 2007
/s/ Peter L. Winslow Peter L. Winslow	Director	April 23, 2007
/s/ W. G. Champion Mitchell W. G. Champion Mitchell	Director	April 23, 2007

EXHIBIT INDEX

Exhibit No.	Description
14.2	Argan, Inc. Code of Conduct (Amended January 2007)
21	Subsidiaries of the Company.
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002.

Amended January 2007

Argan, Inc.
Code of Conduct

General

The honesty, loyalty, concern for others and accountability of our actions is fundamental to the reputation and success of Argan, Inc. and its subsidiaries (Argan). The directors, officers and employees of Argan, wherever located, collectively referred to herein as "employees," are subject to the provisions of our Code of Conduct. We are expected to be sensitive to any situations that can adversely impact Argan's reputation and are expected to use good judgment and common sense in the way we conduct business.

The Code of Conduct is designed to help you understand what is meant by good judgment and ethical behavior. These policies are part of our corporate governance regulations. All employees must comply with these regulations and there upon act in a reputable manner.

The Code of Conduct is intended to supplement other policies and procedures of the company, and is not considered an employment contract. It does however, set forth expectations of behaviors in Argan employees in certain situations. Employees who violate the spirit of the Code of Conduct are subject to disciplinary action up to and including termination of employment.

The Argan employee personal responsibility

Every Argan employee has a personal responsibility to embody and model behavior that complies with these guidelines and to:

- Learn the details of all policies that affect your job. While you are not expected to know all policies of the Company, you should have a basic understanding of company policy and a detailed understanding of policies that apply to your job.
- Seek assistance from appropriate management when you have a question about the application of a policy.
- Raise issues and concerns with your supervisor or manager. If the issue is not resolved, raise it with the Vice President of Finance. If it is still not resolved call the anonymous Hot line number listed at the end of this Code of Conduct.
- You may raise your concerns verbally or in writing and it may be anonymous.

The leaders at Argan are expected to build and maintain a culture of compliance by:

- Leading by example, using their own behavior as a model for all employees.
- Making sure that employees understand that business results are never more important than compliance.
- Encouraging employees to raise ethical questions and concerns.
- Providing access to education, training, and legal counseling to ensure that employees, affiliates, and where appropriate, third parties understand the requirements of Argan policies and applicable laws.
- Implementing appropriate control measures in business process, to detect heightened compliance risks and/or violations.

- Taking prompt corrective action to fix any identified weaknesses in compliance measures.

Everyone has a duty to be vigilant for circumstances that may indicate illegal or unethical behavior and to act appropriately in a timely manner to prevent improper conduct.

Working within the Argan community

Fair and Equitable Treatment
Argan strives to build and maintain a productive, motivated workforce by treating all employees fairly and equitably. We select and place employees on the basis of their qualifications for the work to be performed, without regard to race, color, gender, sexual orientation, national origin, ancestry, religion, physical or mental disability, age, veteran status or other characteristics protected by applicable law. Every employee should be fair and respectful in his or her dealings with fellow employees.

Argan will not tolerate harassment of its employees by anyone, including managers, co-workers, contractors, vendors or customers. Our policies on diversity and equal employment are set forth below.

Diversity and Equal Opportunity
Argan recognizes that diversity brings benefits to the company -- ways of thinking and approaches to decision making that can make us more successful. We value the differences among individuals and welcome diversity within our workforce. Each Argan manager shall ensure that all applicants and employees are afforded an equal opportunity in employment. We support and obey laws that prohibit discrimination everywhere we do business.

Employee Health and Safety
Argan strives to provide each employee with a safe and healthy work environment. Each employee has a responsibility to maintain a safe and healthy workplace for all employees. Employees should report to their supervisor workplace accidents and injuries, as well as unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use or possession of illegal drugs in the workplace is prohibited.

Respect for the Environment
Argan employees will respect the environment by complying with all applicable environmental laws in all jurisdictions in which we conduct business operations. Argan is committed to the protection of the environment by minimizing the environmental impact of our operations. Argan's employees should notify their supervisor or manager if hazardous materials come into contact with the environment or are improperly handled or discarded.

Working Within the Legal System

Compliance with Laws
Argan's policy is that all employees shall conduct business on behalf of the company in full compliance with the laws of the jurisdictions in which we operate. There may be uncertainty with respect to the scope and application of certain of the laws in some

jurisdictions. Compliance with our policy requires a good faith effort to satisfy the intent and purpose of the applicable laws, consistent with our policy of ethical and honest business conduct. Any employee who acquires knowledge of a violation of law, or who requires guidance on a matter of law, should consult with their supervisor or manager.

Contracting practices
When Argan is selling or buying products and services, or entering into other commitments, Argan must consider the rights and obligations of each party in appropriate written contracts. Properly written contracts document the use of Argan funds and assets, define the rights and obligations of Argan and other parties, establish protections against liability, and provide tools for handling disputes. If you are involved in negotiating with Argan customers, suppliers, other business partners or outside parties, you are required to understand basic principles of business transactions and to abide by Argan contracting policies and guidelines.

You may not commit Argan to undertake any performance, payment or other obligation unless you are authorized under the appropriate delegation of authority policies.

You may not enter into any agreement or engage in any activity that may violate applicable law. You may not enter into any transaction that facilitates improper revenue recognition, expense treatment or other accounting improprieties on the part of either Argan or the business partner.

Protecting Argan's Assets and Opportunities

Protecting and safeguarding Argan's assets, including tangible and intangible property, is critical to Argan's success. We have a duty to use those assets for legitimate business purposes only, to protect them from loss or unauthorized use and to keep them confidential as appropriate. In no event may Argan assets be used for unlawful or improper purposes. Every employee has a responsibility to protect our assets. Theft, misuse and waste of assets have an impact on Argan's profitability. Theft, embezzlement or misappropriation of Argan property by any employee is prohibited. Argan equipment should not be used for non-company business.

The obligation of employees to protect Argan's assets includes its proprietary information, such as trade secrets, patents, trademarks, business and marketing plans, engineering and manufacturing ideas and unpublished financial data. Unauthorized use or distribution of proprietary information is a violation of Argan policy.

Finance and Accounting Practices
It is a legal requirement that, as a public company, Argan adheres to strict accounting principles and standards of reporting. Financial information must be accurate and complete, and there must be internal controls and processes to comply with these accounting and financial reporting laws. These laws require the proper recording of, and accounting for, revenues and expenses. If an employee has responsibility or any involvement in these areas, they must understand and adhere to these rules. Also, these rules prohibit anyone from assisting others to engage in improper accounting practices or make false or misleading financial reports.

Violations of laws associated with accounting and financial reporting can result in fines, penalties, and even imprisonment, and can lead to loss of public faith in a company. If you become aware of any action related to accounting or financial reporting that you believe may be improper, you should immediately report it to your manager, the Vice President of Finance or by contacting the anonymous Hotline number listed at the end of this Code of Conduct.

Political Activities
Argan employees are encouraged to take an active interest in political and government activities and to support principles, issues, parties or candidates of their own choice. Such activity must remain separate and distinct from employment with Argan.

Argan policy goes beyond federal law, which prohibits the use of company funds, assets, services or facilities on behalf of a federal political party or candidate except under limited circumstances. Our policy is that no Argan assets -- including monetary payments, employees' work time, use of Argan premises or equipment -- may be contributed to any political candidate, political action committee, party, or ballot measure without the written permission of the Chief Financial Officer. An Argan employee will not be compensated or reimbursed, in any form, for a political contribution that the person has made.

Preservation of Certain Records
For business, accounting and legal reasons our company records must be properly managed. We create, retain and dispose of our business records and information assets, both written and electronic, as part of our normal course of business in compliance with applicable regulatory and legal requirements. Information defined as essential must be retained in a recoverable format for as long as it remains essential. Information that is no longer essential should be disposed of as soon as possible. For questions regarding what is essential information, contact the Vice President of Finance.

In no case may business records or documents involved in a pending or threatened litigation, government inquiry or under subpoena or other information request, be discarded or destroyed. In addition, you may never destroy, alter, or conceal, with an improper purpose, any record or otherwise impede any official proceeding, either personally, in conjunction with, or by attempting to influence, another person. You are required to cooperate fully with legal counsel retained in the course of a lawsuit, legal proceeding or investigation.

Confidential Information
Argan has developed and continues to develop and use commercially valuable confidential and/or proprietary technical and non-technical information. Confidential information includes a wide range of non-public information including but not limited to financial and cost data, business plans and strategies, operating reports, pricing information, marketing and sales data, business partner information, proprietary information, personnel records and organization charts. Appropriate security measures to protect confidential information from improper disclosure should be taken seriously by all employees.

Employees must maintain the confidentiality of such information. You may not, directly or indirectly, disclose, or use for the benefit of yourself or any other person, any of our confidential or proprietary information.

Media Inquiries
Federal law also restricts the manner in which Argan releases material information to the media, security analysts and stockholders. Argan has an obligation to accurately and completely convey all material facts when speaking publicly. In order to ensure that Argan complies with its obligations, employees receiving inquiries regarding material company

information or Argan's position on public issues should refer the request to the Corporate headquarters at Argan, Inc., One Church Street, Suite 401, Rockville, MD 20850 or call 301-315-0027.

Inside Information
Federal law prohibits insiders from trading securities while in possession of material nonpublic information. Argan's policy also prohibits such trading. Any employee who is aware of material nonpublic information related to Argan, or to firms which are suppliers or customers of Argan, may not buy or sell common stock of Argan or such other company. You may not disclose such information to any person outside Argan until it has been made public. You cannot "tip" others. Securities trading by your family members, household members or those with whom you have a close, personal relationship can, under some circumstances, result in legal liability to you.

Material information is any information that a reasonable investor would consider important in deciding whether to buy or sell common stock. This includes information about possible acquisitions or divestitures, earnings, new contracts or products, expansion plans and other important corporate developments that have not been publicly disclosed. You should refer to the Argan Trading Policy if you have any questions concerning your buying or selling of Argan common stock.

Many senior-level Argan employees are subject to special rules on insider trading. Unless otherwise advised, these employees can only buy or sell Argan common stock during limited periods following the release of quarterly or annual earnings information. Such "window" periods are open two days after, the earliest of, any quarterly or annual reporting period press release or SEC filing, but 30 days before the close of a quarterly or annual reporting period. Refer to Argan's Insider Trading Policy for further information.

Avoiding Conflicts of Interest

Argan employees are expected to make business decisions based on the best interests of the company and not based on personal relationships or benefits. Conflicts of interest can compromise employees' business ethics. A conflict of interest arises when an activity, investment, interest or association interferes with or appears to interfere with the independent exercise of an employee's judgment as it relates to Argan's interests. A conflict of interest arises if an employee works for or has an ownership interest in a competitor, customer or supplier.

Employees must disclose any situations that may involve conflicts of interest affecting them personally. Waivers of conflicts of interest involving employees require the approval your manager and the Vice President of Finance. Waivers of conflicts of interest involving executive officers require the approval of the Audit Committee or the board of directors.

Business Gifts and Entertainment
Business entertainment and business gifts in a commercial setting are intended to create goodwill and improve working relationships. Such entertainment or gifts should not be used to gain an unfair advantage with suppliers or customers. Such gifts or entertainment should not be offered, given, provided or accepted by any Argan employee or family member of an Argan employee unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not of significant value that would give the appearance of impropriety or that the gift or entertainment was intended in any way to influence a business relationship and (4) does not violate any laws or regulations. Each

business unit may have other guidelines to put on business entertainment depending on practices appropriate for that business unit. If you have any questions concerning the appropriateness of gifts or entertainment, you should contact your manager or the Vice President of Finance.

Working with Suppliers and Customers

We must maintain the confidence, respect and trust of our customers, partners, suppliers and government organizations by conducting business responsibly. We must be committed to acting ethically, lawfully, truthfully and with integrity in all business dealings whether selling or buying or representing Argan in any other capacity.

Advertising, Marketing and Sales Practices
Generally, statements in advertising, promotional materials and product packaging must be fair, factual, complete, capable of being substantiated and may not deceive or mislead current or potential customers. Argan's marketing and sales practices reflect Argan's commitment to honest and fair dealings with its current or potential customers. You may not make false or misleading statements about products and services of ours or those of competitors in marketing or sales activities.

Purchasing Products
Argan also expects to receive fair and competitive prices and quality services from our suppliers. We select suppliers that are best able to meet our needs based on such factors as quality, value, best or lowest price, technical excellence, service reputation and production capacity.

Argan does not condone reciprocity with suppliers or customers. The materials we require are purchased solely on their merits, just as the products we sell are sold solely on their merits. Personal or family relationships should not influence purchasing or sales decisions.

Dealings with Competitors
Argan believes that a competitive economy is essential to the public interest, to the interests of the business community in general, and to Argan specifically. Argan's policy is to comply with the laws of competition in all jurisdictions in which we operate.

All employees must carry out the policy of Argan to compete vigorously and legally in all areas of its business operations. No employee of Argan has authority to engage in any conduct inconsistent with the laws of competition or to authorize, direct or condone such conduct by any other person. For example, Argan employees shall not:

- Agree on or even discuss with competitors any matter involved in competition between Argan and the competitor (such as sales price, credit terms, marketing strategies, market shares or sales policies) except in those instances where there is a bona fide purchase from or sale to a competitor or bona fide credit checks for commercially reasonable purposes.
- Agree with a competitor to restrict competition by fixing prices, allocating customers or territories or any other means.
- Agree with a supplier or customer on the minimum price at which a product will be resold.
- Sell a product below cost with the intent to harm a competitor.

ARGAN, INC.

SUBSIDIARIES OF THE COMPANY

	State of Incorporation
Southern Maryland Cable, Inc.	Delaware
Vitarich Laboratories, Inc.	Delaware
Gemma Power Systems, LLC	Connecticut
Gemma Power, Inc.	Connecticut
Gemma Power Systems California, Inc.	California
Gemma Power Hartford, LLC	Connecticut

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated April 23, 2007, accompanying the consolidated financial statements included in the Annual Report of Argan, Inc. (which report expressed an unqualified opinion and contains and explanatory paragraph relating to the adoption of Statement of Financial Accounting No. 123(R), "Share-based Payment") on Form 10-KSB for the year ended January 31, 2007. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Argan, Inc. on Form S-3 No. 333-135192 dated June 21, 2006, Form S-3 No. 333-140755 dated February 16, 2007 and Form S-3 No. 333-140782 dated February 20, 2007.

/s/ Grant Thornton LLP

Baltimore, Maryland
April 23, 2007

Exhibit 31.2

CERTIFICATION

I, Arthur F. Trudel, certify that:

1. I have reviewed this annual report on Form 10-KSB of Argan, Inc, formerly Puroflow, Incorporated, for the annual period ended January 31, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

    a) Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: April 23, 2007

/s/ Arthur F. Trudel
Arthur F. Trudel
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Argan, Inc., a Delaware corporation (the "Company") on 10-KSB, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rainer H. Bosselmann, Chairman of the Board and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rainer H. Bosselmann
Rainer H. Bosselmann
Chairman of the Board and Chief Executive Officer

Date: April 23, 2007

A signed original of this document has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Argan, Inc., a Delaware corporation (the "Company") on 10-KSB, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Arthur F. Trudel, Senior Vice President and Chief Financial Officer, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Arthur F. Trudel
Arthur F. Trudel
Senior Vice President and Chief Financial Officer

Date: April 23, 2007

A signed original of this document has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

END